ARLS
P.E. 12/31/01

Reliance Steel + Aluminum Co

rs
01

ontana, CA American Metals Corporation - Fresno, CA American Metals Corporation - Redding, CA American Metals Corporation - W. Sacramento, CA Bralco M
CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA
Centers, Inc. - Stockton, CA Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Relian
Angeles, CA Tube Service Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - Santa Fe Springs, CA United Alloys Aircraft Metals - Vernon, CA Val
Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colorado Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corpor
Chatham Steel Corporation - Orlando, FL Metalcenter - Santa Fe Springs, CA Phoenix Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Cor
Georgia Steel Supply Company - Atlanta, GA Phoenix Corporation - Norcross, GA Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockfor
Fabricating Co. - Loves Park, IL Liebovich Steel & Aluminum Company - Rockford, IL Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials o
L Viking Materials, Inc. - Minneapolis, MN AMI Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Alumi
New Orleans, LA Durrett Sheppard Steel Co., Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Cen
AMI Metals, Inc. - Swedesboro, NJ Reliance Metalcenter - Albuquerque, NM Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC
Charlotte, NC Steel Bar - Greensboro, NC Service Steel Aerospace Corp. - Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR
Portland, OR Valex Corp. - Portland, OR Allegheny Steel Distributors, Inc. - Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham
Columbia, SC Siskin Steel & Supply Company, Inc. - Spartanburg, SC AMI Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Co
TN Siskin Steel & Supply Company, Inc. - Chattanooga, TN Siskin Steel & Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals -
Metalcenter - Dallas, TX Reliance Metalcenter - Houston, TX Reliance Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, U
Lake City, UT PDM Steel Service Centers, Inc. - Spanish Fork, UT Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. -
Metals - Seattle, WA PDM Steel Service Centers, Inc. - Woodland, WA Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea C
Republic of Korea Chatham Steel Corporation - Birmingham, AL Phoenix Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bral
Reliance Metalcenter - Phoenix, AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresn
Corporation - Redding, CA American Metals Corporation - W. Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals -
Steel Service Centers, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter
Reliance Metalcenter - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA
Milpitas, CA Tube Service Co. - Santa Fe Springs, CA United Alloys Aircraft Metals - Vernon, CA Valex Corp. - Santa Clara, CA Valex Corp. - Ventura, CA Engbar Pip
CO Reliance Metalcenter - Colorado Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corporation - Jacksonville, FL Chatham Steel Corporation - Orland
Santa Fe Springs, CA Phoenix Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Corporation - Savannah, GA Georgia Steel Supply Company
Corporation - Norcross, GA Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockford, IL Liebovich Custom Fabricating Co. - Loves Park, IL
Aluminum Company - Rockford, IL Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials of Illinois - Franklin Park, IL Viking Materials, Inc. -
Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Aluminum and Stainless, Inc. - New Orleans, LA Durre
Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Centers, Inc. - Sparks, NV AMI Metals, Inc. - Swede
Metalcenter - Albuquerque, NM Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC Phoenix Corporation - Charlotte, NC Steel
Service Steel Aerospace Corp. - Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR Tube Service Co. - Portland, OR Valex C
Allegheny Steel Distributors, Inc. - Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporation - Columbia, SC Siskin
Company, Inc. - Spartanburg, SC AMI Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentwood, TN Siskin St
Inc. - Chattanooga, TN Siskin Steel & Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reliance Metalcenter -
Metalcenter - Houston, TX Reliance Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co. - Salt Lake City, UT
Centers, Inc. - Spanish Fork, UT Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Bralco Metals - Seattle
Service Centers, Inc. - Woodland, WA Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seoul, the Republic of Kor
Corporation - Birmingham, AL Phoenix Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoenix, AZ Relianc
AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresno, CA American Metals Corpora
American Metals Corporation - W. Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Se
Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter - San Diego, CA Reliance Met
Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube S
Springs, CA United Alloys Aircraft Metals - Vernon, CA Valex Corp. - Santa Clara, CA Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - Denver, CO Reliance Met
Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corporation - Jacksonville, FL Chatham Steel Corporation - Orlando, FL Metalcenter - Santa Fe Springs,
Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Corporation - Savannah, GA Georgia Steel Supply Company - Atlanta, GA Phoenix Corpor
Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockford, IL Liebovich Custom Fabricating Co. - Loves Park, IL Liebovich Steel & Alumir
L Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials of Illinois - Franklin Park, IL Viking Materials, Inc. - Minneapolis, MN AMI Metals, In
Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Aluminum and Stainless, Inc. - New Orleans, LA Durrett Sheppard Steel Co., Inc
Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Centers, Inc. - Sparks, NV AMI Metals, Inc. - Swedesboro, NJ Reliance Metal
Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC Phoenix Corporation - Charlotte, NC Steel Bar - Greensboro, NC Service Ste
Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR Tube Service Co. - Portland, OR Valex Corp. - Portland, OR Allegheny St
Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporation - Columbia, SC Siskin Steel & Supply Company, Inc. - Spa
Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentwood, TN Siskin Steel & Supply Company, Inc. - Chattan
Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reliance Metalcenter - Dallas, TX Reliance Metalcenter - Hou
Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co. - Salt Lake City, UT PDM Steel Service Centers, Inc. - S
Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Bralco Metals - Seattle, WA PDM Steel Service Cente
Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seoul, the Republic of Korea Chatham Steel Corporation - Birmi
Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoenix, AZ Reliance Metalcenter - Phoenix, AZ Tube Servi
Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresno, CA American Metals Corporation - Redding, CA American Metals
Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers, Inc. - Fresno, CA PD
Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union City, CA Reliar
Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - Santa Fe Springs,
Aircraft Metals - Vernon, CA Valex Corp. - Santa Clara, CA Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colorado Springs,
Denver, CO Chatham Steel Corporation - Jacksonville, FL Chatham Steel Corporation - Orlando, FL Metalcenter - Santa Fe Springs, CA Phoenix Corporation - Tam
Atlanta, GA Chatham Steel Corporation - Savannah, GA Georgia Steel Supply Company - Atlanta, GA Phoenix Corporation - Norcross, GA Hagerty Steel & Alum
L Liebovich Bros., Inc. - Rockford, IL Liebovich Custom Fabricating Co. - Loves Park, IL Liebovich Steel & Aluminum Company - Rockford, IL Liebovich/PDM S
Cedar Rapids, IA Viking Materials of Illinois - Franklin Park, IL Viking Materials, Inc. - Minneapolis, MN AMI Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichi
Stainless, Inc. - Lafayette, LA Aluminum and Stainless, Inc. - New Orleans, LA Durrett Sheppard Steel Co., Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI A
Loves Park, IL PDM Steel Service Centers, Inc. - Sparks, NV AMI Metals, Inc. - Swedesboro, NJ Reliance Metalcenter - Albuquerque, NM Reliance Steel Company
Chatham Steel Corporation - Durham, NC Phoenix Corporation - Charlotte, NC Steel Bar - Greensboro, NC Service Steel Aerospace Corp. - Massillon, OH America
Portland, OR Reliance Metalcenter - Portland, OR Tube Service Co. - Portland, OR Valex Corp. - Portland, OR Allegheny Steel Distributors, Inc. - Indianola, PA To
Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporation - Columbia, SC Siskin Steel & Supply Company, Inc. - Spartanburg, SC AMI Metals, Inc. - B
Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentwood, TN Siskin Steel & Supply Company, Inc. - Chattanooga, TN Siskin Steel & Supply Co
TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reliance Metalcenter - Dallas, TX Reliance Metalcenter - Houston, TX Reliance Metalcenter -
Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co. - Salt Lake City, UT PDM Steel Service Centers, Inc. - Spanish Fork, UT Reliance Metalcente
AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Bralco Metals - Seattle, WA PDM Steel Service Centers, Inc. - Woodland, WA Service Steel Aero
WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seoul, the Republic of Korea Chatham Steel Corporation - Birmingham, AL Phoenix Corporation - Birmin
Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoenix, AZ Reliance Metalcenter - Phoenix, AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ
Fontana, CA American Metals Corporation - Fresno, CA American Metals Corporation - Redding, CA American Metals Corporation - W. Sacramento, CA Bralco M
CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA
Centers, Inc. - Stockton, CA Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Relian
Angeles, CA Tube Service Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - Santa Fe Springs, CA United Alloys Aircraft Metals - Vernon, CA Val
Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colorado Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corpor
Chatham Steel Corporation - Orlando, FL Metalcenter - Santa Fe Springs, CA Phoenix Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Cor
Georgia Steel Supply Company - Atlanta, GA Phoenix Corporation - Norcross, GA Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockfor
Fabricating Co. - Loves Park, IL Liebovich Steel & Aluminum Company - Rockford, IL Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials o
L Viking Materials, Inc. - Minneapolis, MN AMI Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Alumi
New Orleans, LA Durrett Sheppard Steel Co., Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Cen
AMI Metals, Inc. - Swedesboro, NJ Reliance Metalcenter - Albuquerque, NM Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC
Charlotte, NC Steel Bar - Greensboro, NC Service Steel Aerospace Corp. - Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR
Portland, OR Valex Corp. - Portland, OR Allegheny Steel Distributors, Inc. - Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham
Columbia, SC Siskin Steel & Supply Company, Inc. - Spartanburg, SC AMI Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Co
TN Siskin Steel & Supply Company, Inc. - Chattanooga, TN Siskin Steel & Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals -
Metalcenter - Dallas, TX Reliance Metalcenter - Houston, TX Reliance Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, U
Lake City, UT PDM Steel Service Centers, Inc. - Spanish Fork, UT Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. -
Metals - Seattle, WA PDM Steel Service Centers, Inc. - Woodland, WA Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea C
Republic of Korea Chatham Steel Corporation - Birmingham, AL Phoenix Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bral
Reliance Metalcenter - Phoenix, AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresn
Corporation - Redding, CA American Metals Corporation - W. Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals -
Steel Service Centers, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter
Reliance Metalcenter - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA

One family of companies that successfully accomplishes our goals. Reliance Steel & Aluminum Co. is one network of 88 facilities in 25 states. Our success consists of several factors that include delivering exceptional product quality and customer service, *implementing an aggressive and* effective acquisition strategy, developing a geographically diversified product and customer base, enhancing our leadership position in the industry, focusing on profitable growth and a strong balance sheet and generating superior operating and financial performance results. Our strategies are proven and effective and produce *real* results. We have the discipline, the knowledge and the experience to perform successfully. We remain firm believers in the future of our industry and our ability to grow profitably through organic growth and successful acquisitions. Our "oneness," together with our entrepreneurial management philosophy, works well for Reliance. Our proven track record and results speak to our success as a family of companies.

Founded in 1939 and headquartered in Los Angeles, Reliance Steel & Aluminum Co. (NYSE:RS) is one of the largest metals service center companies in the United States. Through a network of 88 processing and distribution facilities (including American Steel, L.L.C.) in 25 states and France and South Korea, the Company provides value-added metals processing services and distributes a full line of over 85,000 metal products. These products include galvanized, hot-rolled and cold-finished steel, stainless steel, aluminum, brass, copper, titanium and alloy steel, which are sold to more than 75,000 customers in a broad range of industries.

SELECTED

CONSOLIDATED FINANCIAL DATA

dollars IN THOUSANDS other than share and per share data

year ended december 31,

	2001	2000	1999	1998	1997
INCOME STATEMENT DATA					
Net sales[1]	**$1,656,974**	$1,726,665	$1,511,065	$1,352,807	$ 961,518
Cost of sales	**1,194,512**	1,256,997	1,097,437	1,024,214	737,500
Gross profit	**462,462**	469,668	413,628	328,593	224,018
Operating expenses[2]	**371,006**	339,319	297,346	235,015	161,819
Income from operations	**91,456**	130,349	116,282	93,578	62,199
Other income (expense):					
Interest expense	**(26,738)**	(26,068)	(23,299)	(17,585)	(10,861)
Other income, net	**3,796**	3,410	6,365	3,042	3,611
Amortization expense	**(8,641)**	(7,411)	(6,804)	(4,636)	(2,761)
Equity earnings of 50%-owned company	**286**	2,307	3,866	5,873	5,798
Income before income taxes	**60,159**	102,587	96,410	80,272	57,986
Provision for income taxes	**(23,823)**	(40,268)	(38,800)	(32,597)	(23,810)
Net income	**$ 36,336**	$ 62,319	$ 57,610	$ 47,675	$ 34,176
EARNINGS PER SHARE[3]					
Diluted	**$ 1.28**	$ 2.28	$ 2.07	$ 1.68	$ 1.44
Basic	**$ 1.28**	$ 2.29	$ 2.08	$ 1.69	$ 1.45
Weighted average common shares outstanding – diluted	**28,470**	27,289	27,892	28,305	23,812
Weighted average common shares outstanding – basic	**28,336**	27,215	27,748	28,153	23,604
OTHER DATA					
EBITDA[4]	**$ 119,234**	$ 156,747	$ 145,307	$ 117,303	$ 82,012
Cash flow from operations	**103,587**	24,772	131,355	30,935	39,758
Capital expenditures	**24,539**	30,379	19,524	23,671	26,561
Cash dividends per share	**.24**	.22	.18	.16	.11
BALANCE SHEET DATA (DEC. 31)					
Working capital	**$ 379,991**	$ 347,659	$ 273,040	$ 289,147	$ 213,252
Total assets	**1,082,293**	997,243	900,005	841,395	583,866
Long-term debt	**331,975**	421,825	318,050	343,250	143,350
Shareholders' equity	**583,883**	403,039	400,328	345,802	313,164

(1) Does not include revenues for American Steel, L.L.C. because we account for our 50% investment by the equity method, and therefore we include 50% of American Steel's earnings in our net income and earnings per share amounts.

(2) Operating expenses include warehouse, delivery, selling, general and administrative expenses and depreciation expense.

(3) Amounts have been retroactively adjusted to reflect the September 1999 3-for-2 stock split.

(4) EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense, and amortization of intangibles (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this Annual Report is not necessarily comparable with similarly titled measures for other companies.


key factors of our success
one family of companies
one vision
one focus
one team

March 29, 2002

Dear Shareholders,

2001 was indeed a difficult year for Reliance Steel & Aluminum Co. as it was for many companies throughout our country. We believe that our overall performance was respectable given the severely depressed business climate. Although our 2001 results do not compare favorably to those of the previous year, we did, once again, manage to out-perform our peers in the metals service center industry. Also, bear in mind that 2000 was a record year for our Company and makes for a tough comparison.

For the fiscal year ended December 31, 2001, net income was $36.3 million, a decrease of 42% compared with net income of $62.3 million for fiscal year 2000. Earnings per diluted share were $1.28, down 44% compared with $2.28 per diluted share for the same period a year ago. Sales for 2001 totaled $1.66 billion, a decrease of 4% from $1.73 billion for 2000.

We are pleased with our financial results, considering the severely depressed operating environment that prevailed throughout the year. We experienced significantly reduced demand for metal products because of the overall economic recession that was further complicated by historically low metal prices. In the past, we have out-performed our competitors by a wider margin during the toughest of times. 2001 was no exception.

During the year we focused our efforts on those items that we could control. We successfully maintained our gross profit margins, managed our inventories and working capital and controlled our costs. We also expanded our market share and very cautiously analyzed potential acquisition opportunities. We significantly decreased our debt level by generating $103.6 million of cash flow from operations and obtaining net proceeds of approximately $150 million from our secondary equity offering. Our strategies are proven and effective and produce real results.

Several positive events also occurred during 2001. In July, we completed our largest acquisition to-date by purchasing the net assets of the metals service centers business of Pitt-Des Moines, Inc. for $93.2 million. Now operating as a subsidiary of Reliance, PDM Steel Service



David H. Hannah
Chief Executive Officer (m)

Gregg J. Mollins
President and
Chief Operating Officer (l)

Karla R. McDowell
Executive Vice President and
Chief Financial Officer (r)

Centers, Inc., is headquartered in Stockton, California and consists of six metals service centers in Stockton, Fresno and Santa Clara, California; Sparks, Nevada; Spanish Fork, Utah; and Woodland, Washington. The former PDM metals service center located in Cedar Rapids, Iowa now operates as a division of Liebovich Bros., Inc., a wholly owned subsidiary of the Company.

Sales for the six months ended December 31, 2001 for PDM Steel Service Centers, Inc. were approximately $86 million. These metals service centers process and distribute carbon steel products consisting primarily of structurals and plate for customers mostly in the capital goods and heavy construction industries. As a result of this acquisition, we added two new states to our global geographic network, which currently totals 25 states and France and South Korea with 88 processing and distribution facilities. We believe PDM is an exceptional company that brings an excellent revenue and earnings stream and group of employees into the Reliance family.

In January 2001, we acquired Viking Materials, Inc. based in Minneapolis, Minnesota, with a second branch located near Chicago, Illinois. Viking processes and distributes carbon steel flat-rolled products and provides additional strength to our coverage in the Midwest region. Aluminum and Stainless, Inc. in Lafayette, Louisiana, was also acquired in January 2001 and in March 2001 we opened an additional branch facility in New Orleans, Louisiana. Aluminum and Stainless processes and distributes primarily aluminum products to customers in the offshore oil and gas industry.

Despite the generally unfavorable environment for raising capital during 2001, we continued to strengthen our financial position. We were very pleased to have completed a secondary equity offering and the renewal and expansion of our revolving credit facility during 2001.

In July 2001, we completed a public offering of 6,325,000 shares of our common stock, including the over-allotment option, priced at $25.00 per share with net proceeds of approximately $150 million. The net proceeds were used to pay down debt related to the acquisition of the net assets of the metals service center business of Pitt-Des Moines, Inc. and debt related to other acquisitions, capital expenditures and general working capital needs.

In October 2001, we renewed and expanded our revolving credit facility to $335 million. The new unsecured five-year revolving credit facility with nine banks replaced a $200 million unsecured credit facility that was due to mature on October 22, 2002. We were very satisfied with the terms of this financing and our ability to obtain commitments for $335 million given the current credit market environment. The agreement also allows us to increase this facility up to $400 million. This new credit facility, along with the $150 million common stock equity offering gives us exceptional financial flexibility for future growth.

In January 2002, we announced certain senior management promotions in recognition of excellent performance and expanded job responsibilities. Gregg Mollins was named President and Chief Operating Officer; Karla McDowell became Executive Vice President and Chief Financial Officer; James MacBeth was named Senior Vice President, Carbon Steel Operations and William Sales, Jr. became Senior Vice President, Non-Ferrous Operations. Our senior management team is experienced and dedicated to the continued growth and success of the Company.

2002 begins the 42nd year of consecutive quarterly cash dividend payments to our shareholders. Since our initial public offering in 1994, our dividend payments have increased, in total, 440% and our average annual return on shareholders' investment is 21% as of December 31, 2001. Additionally, we are proud to have been ranked No. 1 in sales and earnings per share growth (five-year average) in the metals industry category of the 2002 *Forbes Platinum 400 List of America's Best Big Companies.* We were also named to the 2001 and 2000 lists.

We are hopeful that the operating and economic environments will improve as this year progresses. We have proven our success over the past 63 years in both good times and bad and we will continue to emphasize what works best for Reliance as a leader in the industry - unsurpassed product quality and customer service. We are committed to our shareholders, customers, and employees and to the communities where we operate to always strive to be the best that we can be. Thank you for your support in 2001, a year of many challenges.

Sincerely,

David H. Hannah
Chief Executive Officer

Gregg J. Mollins
President and
Chief Operating Officer

Karla R. McDowell
Executive Vice President and
Chief Financial Officer

one vision

of where we are going and how we will get there

sustaining



one vision

2002 begins the 42nd year of consecutive quarterly cash dividend payments to our shareholders. Since our initial public offering in 1994, our dividend payments have increased, in total, 440% and our average annual return on shareholders' investment is 21% as of December 31, 2001.

We are committed

to profitable growth

and to our shareholders,

our customers and our employees

to always strive

to be the best that we can be.





We are proud to have been ranked No. 1 in sales and earnings per share growth (five-year average) in the metals industry category of the 2002 Forbes Platinum 400 List of America's Best Big Companies. We were also named to the 2001 and 2000 lists.



focus to obtain the best customer service and results possible



maintaining

Maintaining one common goal.

Highly trained. Motivated. Focused.

This is where our oneness starts.

We are committed to our

customers and understand that

going the extra mile is just the beginning.



one focus




ONE team
with years of exceptional performance

ongoing





A family of companies

A broad geographic diversity of products and customers

88 processing and distribution facilities

one team

25 states

3 countries

85,000 metal products

75,000 customers



FINANCIAL

HIGHLIGHTS


$1.44
$1.68
$2.07
$2.28
$1.28
97
98
99
00
01

earnings per share[1]
(diluted)


17%
15%
17%
16%
8%
97
98
99
00
01

return on equity[2]
(percent return)


$36.3
01

net income
(in millions)


$1,726.7
$1,657.0
97
00
01

net sales[3]
(in millions)

sales by *region*


6%
Pacific Northwest 3%
Midwest 16%
Mid-Atlantic 4%
California 30%
Southeast 29%
West/Southwest 12%

sales by *commodity*


53%
Carbon steel
25%
Aluminum
17%
Stainless steel
5%
Other

sales by *product*

- *12%* [illegible]
- *11%* [illegible]
- *10%* [illegible]
- *9%* [illegible]
- *8%* [illegible]
- *8%* [illegible]
- *8%* [illegible]
- *7%* Carbon steel bar
- *6%* [illegible]
- *6%* [illegible]
- *5%* [illegible]
- *4%* [illegible]
- *1%* [illegible]
- *5%* [illegible]


We are firm believers in
the future of our industry and
our ability to grow profitably.
Our proven track record and
results speak to our success as a
family of companies.

Financial Review

SELECTED

CONSOLIDATED FINANCIAL DATA

dollars
IN THOUSANDS
other than share and per share data

year ended december 31,

	2001	2000	1999	1998
INCOME STATEMENT DATA				
Net Sales[(1),(2)]	$1,656,974	$1,726,665	$1,511,065	$1,352,807
Operating Income[(3)]	91,456	130,349	116,282	93,578
Net Income	36,336	62,319	57,610	47,675
Pretax Income	60,159	102,587	96,410	80,272
Income Taxes	23,823	40,268	38,800	32,597
EBITDA[(4)]	119,234	156,747	145,307	117,303
EBIT	86,897	128,655	119,709	97,857
Weighted Average Shares Outstanding	28,470	27,289	27,892	28,305
BALANCE SHEET DATA				
Current Assets	$ 517,993	$ 491,396	$ 428,918	$ 418,290
Working Capital	379,991	347,659	273,040	289,147
Net Fixed Assets	290,353	245,351	227,382	213,081
Total Assets	1,082,293	997,243	900,005	841,395
Current Liabilities	138,002	143,737	155,878	129,143
Long-Term Debt	331,975	421,825	318,050	343,250
Shareholders' Equity	583,883	403,039	400,328	345,802
PER SHARE DATA[(5)]				
Earnings	$ 1.28	$ 2.28	$ 2.07	$ 1.68
Dividends	$ 0.24	$ 0.22	$ 0.18	$ 0.16
Cash Flow from Operations	$ 3.64	$ 0.91	$ 4.71	$ 1.09
EBITDA[(4)]	$ 4.19	$ 5.74	$ 5.21	$ 4.14
EBIT	$ 3.05	$ 4.71	$ 4.29	$ 3.46
Book Value	$ 18.49	$ 16.04	$ 14.40	$ 12.50
RATIO ANALYSIS				
Return on Equity[(6)]	7.62%	15.86%	16.66%	15.22%
Current Ratio	3.75	3.42	2.75	3.24
Net Debt-to-Capital Ratio	36.27%	50.96%	43.51%	49.34%
Gross Margin	27.91%	27.20%	27.37%	24.29%
Operating Margin[(3)]	5.52%	7.55%	7.70%	6.92%
Pretax Margin	3.63%	5.94%	6.38%	5.93%
Net Margin	2.19%	3.61%	3.81%	3.52%

(1) Does not includes sales for 2001, 2000, 1999, 1998, 1997, 1996 and for the six months ended December 31, 1995 of $72, $97, $113, $177, $184, $179 and $86 million, respectively, for the 50% interest in American Steel, L.L.C., accounted for by the equity method.

(2) Beginning in January 1992, sales exclude amounts attributable to two divisions of the Company which were contributed to a joint venture, 50% of which we owned until it was dissolved on September 30, 1995. Sales of those divisions were $83 million in 1991.

(3) Operating income represents net sales less cost of sales, warehouse, delivery, selling, general and administrative expenses and depreciation expense. Certain reclassifications were made to 1999 and prior years to exclude amortization expense from the calculation of operating income.

year ended december 31,

1997	1996	1995	1994	1993	1992	1991
$961,518	$653,975	$561,341	$446,866	$371,207	$345,702	$406,397
62,199	44,624	35,593	25,026	15,692	10,670	13,586
34,176	29,790	22,702	14,410	9,232	7,573	5,942
57,986	49,551	38,595	24,250	14,933	12,943	10,073
23,810	19,761	15,893	9,840	5,701	5,370	4,131
82,012	61,955	45,398	30,660	20,890	18,999	18,743
68,847	53,491	40,190	26,370	17,262	15,486	14,681
23,812	23,520	23,387	18,936	16,922	17,012	16,947
$322,074	$210,900	$166,937	$125,396	$ 96,069	$ 86,766	$109,066
213,252	136,765	100,731	84,490	60,790	44,396	62,618
160,964	133,614	66,286	58,924	53,143	47,828	44,795
583,866	391,176	260,473	199,421	163,369	145,416	163,671
108,822	74,135	66,206	40,906	35,279	42,370	46,448
143,350	107,450	30,350	8,532	37,989	19,600	40,258
313,164	192,642	163,917	149,983	90,101	83,446	76,983
$ 1.44	$ 1.27	$ 0.97	$ 0.76	$ 0.55	$ 0.45	$ 0.35
$ 0.11	$ 0.08	$ 0.07	$ 0.07	$ 0.07	$ 0.06	$ 0.06
$ 1.67	$ 1.55	$ 1.68	$ 0.15	$ 0.26	$ 1.50	$ 0.72
$ 3.44	$ 2.63	$ 1.94	$ 1.62	$ 1.23	$ 1.12	$ 1.11
$ 2.89	$ 2.27	$ 1.72	$ 1.39	$ 1.02	$ 0.91	$ 0.87
$ 11.09	$ 8.29	$ 7.09	$ 6.14	$ 5.45	$ 5.23	$ 4.54
16.50%	18.17%	15.14%	13.71%	11.06%	9.84%	8.20%
2.96	2.84	2.52	3.07	2.72	2.05	2.35
25.89%	36.15%	8.51%	2.05%	30.55%	21.12%	39.89%
23.30%	24.74%	23.03%	22.86%	22.66%	21.59%	21.44%
6.47%	6.82%	6.34%	5.60%	4.23%	3.09%	3.34%
6.03%	7.58%	6.88%	5.43%	4.02%	3.74%	2.48%
3.55%	4.56%	4.04%	3.22%	2.49%	2.19%	1.46%

(4) EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense, and amortization of intangibles (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this Annual Report is not necessarily comparable with similarly titled measures for other companies.

(5) Amounts have been retroactively adjusted to reflect the September 1999 and June 1997 3-for-2 stock splits. Per share amounts based upon weighted average shares are on a diluted basis.

(6) Return on equity is based on the beginning of year equity amount, except for 2001, 2000, 1997 and 1994 which are weighted for a secondary public equity offering in 2001, a significant stock repurchase in 2000, a secondary public equity offering in 1997, and the IPO in 1994.

OVERVIEW

During 2001, the metals service center industry experienced historically low levels of metals pricing and customer demand, primarily related to the economic recession in the United States. Overcapacity in both domestic and foreign markets further reduced metals costs. Our performance was significantly impacted by both of these factors; however, we are pleased with our profitable returns during this challenging environment. Our 2001 consolidated sales of $1.66 billion declined 4.0% from our record sales level reached in 2000, with our tons sold increasing 6.3% because we included the sales of the companies we acquired in 2001. Although most of our locations experienced both volume and pricing declines throughout 2001, the locations that primarily service the aerospace industry experienced both increased volume and increased pricing through the first nine months of 2001. This somewhat shielded us from the overall effects of the generally poor 2001 business environment. Our gross margin as a percentage of sales increased to 27.9% for 2001, compared to 27.2% in 2000.

We also completed significant financing transactions in 2001 that, along with cash flows from operations, allowed us to reduce our debt levels, even while funding three acquisitions in 2001, including our largest acquisition to-date for $93.2 million. In 2001, we issued common stock in a secondary equity offering for net proceeds of approximately $149.8 million. We also renewed and expanded our credit facility to a $335 million five-year unsecured revolving line of credit.

We believe that we are positioned to take full advantage of improved economic conditions, while at the same time we are poised to continue to operate efficiently in the less favorable economies such as that experienced during 2001 because of our focus on cost controls, inventory turnover, and product and geographic diversification. We do not, however, anticipate that we will achieve the same level of sales volumes and net income returns in 2002 as we achieved in the year 2000 (excluding the impact of any acquisitions that we may make during 2002) due to the current general economic conditions and the volatility of metals costs and, if the current economic downturn continues or worsens in 2002, the negative impact to our financial results may increase.

RECENT DEVELOPMENTS

We completed three acquisitions and a strategic asset purchase in 2001. Through these acquisitions, we entered four new geographic markets, expanded our presence in the Midwest and Southeast markets of the United States and gained new customers serving the oil and gas sector. In addition, we expanded our product offerings of carbon steel plate and structurals in the Western region of the United States.

On July 2, 2001, we purchased the assets and assumed certain liabilities of the steel service centers division of Pitt-Des Moines, Inc. for approximately $93.2 million. This is our largest acquisition to-date. Through PDM Steel Service Centers, Inc. ("PDM"), a newly-formed company, we acquired assets and facilities in Stockton, Fresno, and Santa Clara, California; Cedar Rapids, Iowa; Sparks, Nevada; and Spanish Fork, Utah; and the common stock of General Steel Corporation (which was a wholly-owned subsidiary of Pitt-Des Moines, Inc.) which has a facility in Woodland, Washington. These metals service centers process and distribute carbon steel products consisting primarily of heavy structurals and plate for customers mostly in the capital goods and construction industries. Sales for these service centers from July 2, 2001 through December 31, 2001 were approximately $86 million. We merged General Steel Corporation into PDM at the end of 2001. Also, the PDM Cedar Rapids location is now being operated by our Liebovich Bros., Inc. service center network.

In January 2001, we acquired all of the outstanding stock of Aluminum and Stainless, Inc. Aluminum and Stainless operates a metals service center based in Lafayette, Louisiana that provides non-ferrous products primarily to companies serving the oil and gas industry for use in the production of large commercial vessels that service offshore oil rigs. In March 2001, Aluminum and Stainless opened a branch in New Orleans, Louisiana, by purchasing certain assets of an existing metals service center. Aluminum and Stainless had revenues of approximately $30 million for the period January 20, 2001 through December 31, 2001, including the sales of the New Orleans branch.

In January 2001, we also purchased all of the stock of Viking Materials, Inc., based in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc., based near Chicago, Illinois. These service centers provide primarily carbon steel flat-rolled products to our customers in the Midwest region of the United States. Viking Materials of Illinois operated as a wholly-owned subsidiary of Viking Materials from the acquisition date through the end of 2001 and now operates as a division of Viking Materials. The consolidated revenues of Viking Materials were approximately $68 million for the period January 19, 2001 through December 31, 2001.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data for each of the three years in the period ended December 31, 2001 (dollars are shown in thousands and certain amounts may not calculate due to rounding):

	2001		*2000*		*1999*	
	AMOUNT	% OF NET SALES	AMOUNT	% OF NET SALES	AMOUNT	% OF NET SALES
Net sales	$ 1,656,974	100.0%	$ 1,726,665	100.0%	$ 1,511,065	100.0%
Gross profit	462,462	27.9%	469,668	27.2%	413,628	27.4%
S,G&A expenses	347,310	21.0%	318,638	18.5%	278,552	18.4%
Depreciation expense	23,696	1.4%	20,681	1.2%	18,794	1.2%
Income from operations	$ 91,456	5.5%	$ 130,349	7.5%	$ 116,282	7.7%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net Sales. Our 2001 consolidated net sales were $1.66 billion, a decrease of 4.0%, compared to $1.73 billion in 2000. This includes an increase in tons sold of 6.3% and a decrease in the average selling price per ton of 9.5%. The increase in our tons sold is due to the sales from the companies we acquired in 2001. Overall customer demand declined due to the poor business environment in the United States during 2001. This resulted in reduced volumes at all of our locations except for those primarily serving the aerospace industry, with 2001 sales to the aerospace industry increasing 10.2%, with a 2.9% increase in tons sold and an 8.3% increase in the average selling price per ton.

The decrease in our average selling price per ton of 9.5% resulted from lower metals costs and from a shift in our product mix. During 2001, costs for most metals we sell continued to decline from the year 2000 levels. However, costs of the heat-treated aluminum and specialty metals we sell to the aerospace industry increased somewhat in early 2001, but then declined in the fourth quarter of 2001. Our average selling price was also impacted by shifts in product mix, as the products sold to the aerospace industry are higher priced than most other products we sell, which had a favorable impact on our average selling price. However, the reduced sales of the even higher priced products we sell to the semiconductor and related industries more than offset this favorable increase. In addition, the companies we acquired in 2001 sell mostly carbon steel products, which generally have lower prices than most other products we sell.

Our same-store sales (excludes sales of businesses we acquired in 2001 and 2000) decreased $267.1 million, or 15.8%, with year 2001 tons sold declining 10.5% as compared to 2000, and the average selling price per ton decreasing by 6.0%. These decreases were due to the poor economic conditions in 2001 and shifts in our product mix with significant declines in same-store sales to the semiconductor and related industries impacting both the tons sold and the average selling price.

Gross Profit. Our total gross profit of $462.5 million decreased only 1.5% in 2001 from 2000, on a 4.0% decrease in sales. This was due to our ability to increase our gross margins as a percentage of sales to 27.9% in 2001 compared to 27.2% in 2000. We believe our focus on inventory turnover allowed us to reduce our selling prices at a slightly slower pace than our metals costs during 2001, resulting in an improvement in our gross margin percentage in 2001.

Expenses. Warehouse, delivery, selling, general and administrative expenses ("S,G&A expenses") for 2001 increased $28.7 million, or 9.0%, from 2000, because of the S,G&A expenses of the companies we acquired in 2001. These expenses represented 21.0% and 18.5% of sales in 2001 and 2000, respectively. The increase in our S,G&A expenses as a percentage of sales resulted from both lower metals prices and lower selling volumes experienced in 2001. We were able to reduce our same-store S,G&A expenses by $7.3 million in 2001 as compared to 2000. The majority of the decrease in same-store S,G&A expenses relates to headcount reductions, as personnel costs are the most significant component of our variable costs. For the 2001 year, we reduced our work force by over 650 employees, or 13%, with reductions from time to time during the year in response to declining demand.

Depreciation and amortization expense increased $4.2 million for 2001 compared to 2000, due to the inclusion of both the depreciation expense and the amortization of goodwill related to the companies we acquired in 2001 and 2000, along with depreciation expense on current year capital expenditures.

Operating Income. Income from operations, calculated as gross profit less S,G&A expenses and depreciation expense, decreased as a percentage of sales to 5.5% in 2001 compared to 7.5% in 2000. This decline resulted from the decrease in gross profit and the increases in expenses discussed above.

Interest expense increased by 2.6% to $26.7 million in 2001 compared to 2000, due to an increase in the average debt outstanding early in 2001 to fund the $43.9 million stock repurchase in the fourth quarter of 2000 and to fund the January 2001 acquisitions of Aluminum and Stainless and Viking Materials. However, we were able to significantly reduce our debt level and fund the PDM acquisition with the $149.8 million of net proceeds from our July 2001 equity offering. The interest rate reductions during 2001 also lowered our 2001 interest expense.

Equity Earnings. Equity earnings from our 50%-owned company decreased by $2.0 million, or 87.6%, in 2001 as compared to 2000. A weakness in demand in the Pacific Northwest, related mainly to the truck trailer and rail car markets, began in the second half of 2000 and continued throughout 2001.

Income Tax Rate. Our effective income tax rate increased from 39.2% in 2000 to 39.6% in 2001, mainly due to shifts in the geographic composition of our 2001 income, resulting from both acquisitions and current business conditions.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Sales. Consolidated net sales in 2000 were a record $1.73 billion, which represented a 14.3% increase from 1999, and reflects a 7.4% increase in tons sold and a 6.5% increase in the average selling price per ton.

Our tons sold increased during 2000 primarily because we included twelve months of sales from our 1999 acquisitions along with sales from our 2000 acquisitions. In 2000 we also experienced shifts in product mix in our tons sold, as compared to 1999, due to increased sales to the semiconductor, electronics and related industries throughout 2000 and increased sales to the aerospace industry during the fourth quarter of 2000.

Due to the general economic slowing during the second half of 2000, we experienced a decline in sales volume in certain of our markets, primarily for carbon steel products, which typically have lower prices than the aluminum and stainless steel products we sell, in the Southeast and Midwest regions of the United States. This shift in product mix resulted in a 6.5% increase in the average selling price in 2000 as compared to 1999. The stainless steel, aluminum and titanium products sold to the semiconductor, electronics, and aerospace industries are among the highest priced products that we sell.

Same-store sales (excluding sales of businesses acquired in 1999 and 2000) increased $111.3 million, or 7.9%, in 2000. The tons sold in year 2000 remained flat as compared to 1999, although the average selling price per ton increased by 8.4%. The increase in the average selling price was due to the shift in product mix with increased sales of the highest priced products discussed above.

Gross Profit. Total gross profit increased 13.6% to $469.7 million in 2000 compared to $413.6 million in 1999, mainly due to the additional gross profit generated by the businesses we acquired in 1999 and 2000. As a percentage of sales, gross profit remained fairly consistent at 27.2% in 2000 compared to 27.4% in 1999. Gross profit percentages declined somewhat in 2000 for sales of most carbon steel products due to a more competitive environment for these products (from reduced metals costs that resulted in lower selling prices), but the shift in product mix to higher priced products offset these declines.

A greater portion of our products was sold to the semiconductor, electronics, and aerospace markets that typically produce higher gross margins than other products that we sell, and the gross profit percentages we achieved on sales of these products increased in 2000 as compared to 1999. Further, certain of the companies that we acquired typically operate at higher gross margin percentages than we have historically operated at on a consolidated basis, contributing to our ability to substantially maintain our record 1999 gross margin percentage in 2000.

Expenses. S,G&A expenses for 2000 increased $40.1 million, or 14.4%, from 1999, consistent with the 14.3% increase in sales. These expenses represented 18.5% of sales in 2000 and 18.4% of sales in 1999.

Depreciation and amortization expense increased 9.7% for 2000 compared to 1999, because of the additional depreciation expense and amortization of goodwill related to our acquisitions, along with depreciation expense on current year capital expenditures.

Interest expense increased by 11.9% to $26.1 million in 2000 compared to 1999, due to an increase in our average debt outstanding. We used our 2000 borrowings primarily to fund $41.1 million of businesses we acquired in 2000 and $56.3 million of stock repurchases during 2000.

Operating Income. Income from operations remained fairly consistent as a percentage of sales at 7.5% in 2000 compared to 7.7% in 1999. The slight decline is consistent with the change in gross profit percentages for the periods.

Equity Earnings. Equity earnings from our 50%-owned company decreased by $1.6 million, or 40.3%, in 2000 as compared to 1999. This decrease occurred primarily in the second half of 2000 due to the weakness in demand experienced in the Pacific Northwest related mainly to the truck trailer and rail car markets serviced by American Steel, L.L.C.

Income Tax Rate. Our effective income tax rate decreased from 40.2% in 1999 to 39.2% in 2000, mainly due to shifts in our geographic composition and the implementation of certain tax planning strategies.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, working capital was $380.0 million, compared to $347.7 million at December 31, 2000. The increase was primarily due to the additional working capital from our 2001 acquisitions, and is net of decreases in our receivables and inventory levels due to the decline in sales volumes we experienced throughout 2001. We focus on our days sales outstanding to monitor accounts receivable and on our inventory turnover rate to monitor our inventory levels, the two most significant factors of working capital. At December 31, 2001, our accounts receivable days sales outstanding were 45 days, improved from 46 days at December 31, 2000. (We calculate our days sales outstanding as an average of the most recent two-month period.) Our inventory turnover rate was about four times in 2001, down from just under five times in 2000, but still better than the industry average in the current business environment.

Our primary sources of liquidity are generally from internally generated funds from operations and our revolving line of credit. In 2001, we also raised $149.8 million in a secondary equity offering. Our operations provided cash of $103.6 million in 2001, a significant increase from $24.8 million in 2000. The significant reductions in our receivables and inventory levels in reaction to our reduced sales levels were the primary factors in providing cash flow from operations. The cash generated from operations and the proceeds from our equity offering were used to pay down a significant portion of debt in 2001, reducing our net debt-to-total capital ratio to 36.3% at December 31, 2001, from 51.0% at December 31, 2000.

Our syndicated credit facility allows for $335 million in borrowings. As of December 31, 2001, $47 million was outstanding under this credit facility. The $335 million five-year unsecured syndicated credit facility is with nine banks and may be increased to $400 million. Our new facility was effective October 24, 2001, replacing our previous $200 million revolving line of credit, and our credit agreement that allowed us to issue and have outstanding $10 million of letters of credit and a $50 million cash advance facility. At December 31, 2001, we had $7.6 million of letters of credit outstanding under our syndicated credit facility.

We also have senior unsecured notes outstanding in the aggregate amount of $290 million. The senior notes have maturity dates ranging from 2002 to 2010, with an average original life of 9.6 years, and bear interest at a weighted average fixed rate of 6.83% per annum. The syndicated credit facility and senior note agreements require that we maintain a minimum net worth and include restrictions on the amount of cash dividends we pay.

Our net capital expenditures, excluding acquisitions, were $24.5 million for the 2001 year. We had no material commitments for capital expenditures or capital leases as of December 31, 2001. Our operating lease commitments are discussed in Note 10 of the Notes to Consolidated Financial Statements. The purchases of Aluminum and Stainless and Viking Materials were funded with borrowings on our line of credit. The acquisition of the steel service centers division of Pitt-Des Moines, Inc. on July 2, 2001 for approximately $93.2 million was funded by borrowings on our line of credit and by a promissory note which was paid off with the net proceeds received from our public equity offering. Our capital requirements are primarily for working capital, acquisitions, and capital expenditures for continued improvements in plant capacities and materials handling and processing equipment.

On July 5, 2001, we issued 6,325,000 shares of our common stock, including the shares issued on exercise of the over-allotment option, at a price of $25.00 per share for total net proceeds of approximately $149.8 million, after deducting the underwriting discount and offering expenses. The proceeds were used to reduce debt related to the PDM acquisition and debt related to other acquisitions, capital expenditures, and general working capital needs. We anticipate that funds generated from operations and funds available under our new line of credit will be sufficient to meet our working capital and acquisition needs for the foreseeable future.

On August 31, 1998, our Board of Directors approved the purchase of up to an additional 3,750,000 shares of our outstanding common stock through our Stock Repurchase Plan, for a total of 6,000,000 shares. Since inception of the Stock Repurchase Plan, we have purchased a total of 5,538,275 shares of our common stock, at an average purchase price of $14.94 per share, as of December 31, 2001, all of which are being treated as authorized but unissued shares. In 2001, we did not repurchase any shares of our common stock. We repurchased 2,865,950 shares during 2000, with 2,270,000 of these shares being purchased in October 2000 in a private transaction at a cost of $19.35 per share. This stock was purchased from a trust, which was one of our largest shareholders. Thomas W. Gimbel, a member of the Board, is a co-trustee of the trust from which these shares were acquired. We believe such purchases enhance shareholder value and reflect our confidence in the long-term growth potential of our Company.

INFLATION

Our operations have not been, and we do not expect them to be, materially affected by general inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in metal prices.

SEASONALITY

Some of our customers may be in seasonal businesses, especially customers in the construction industry. As a result of our geographic, product and customer diversity, however, our operations have not shown any material seasonal trends. Revenues in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures of some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are therefore not necessarily indicative of annual results.

GOODWILL

Goodwill, which represents the excess of cost over the fair value of net assets acquired, amounted to $250.1 million at December 31, 2001, or approximately 23.1% of total assets or 42.8% of consolidated shareholders' equity. The amortization of goodwill in the 2001 year was $7.1 million, or approximately 11.8% of pretax income. We consider our estimate of the useful life of goodwill of 40 years to be appropriate due to the long-term nature of our business, including our customers, supply sources and longevity of operations. The risk associated with the carrying value of goodwill is whether future operating income (before amortization of goodwill) will be sufficient on an undiscounted basis to recover the carrying value. We review the recoverability of goodwill whenever significant events or changes occur which might impair the recovery of recorded costs. We measure possible impairment based on either significant losses of an entity or the ability to recover the balance of the long-lived asset from expected future operating cash flows on an undiscounted basis. If impairment exists, we would calculate the amount of such impairment based upon the discounted cash flows or the market values as compared to the recorded costs. We believe the recorded amounts for goodwill are recoverable and no impairment exists at December 31, 2001.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS" or "Statement") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. Under the new rules, goodwill deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. We have adopted the provisions of SFAS No. 141 for acquisitions completed subsequent to June 30, 2001. We will adopt SFAS No. 142 effective January 1, 2002 and we will perform the first of the required impairment tests of goodwill as of January 1, 2002. We have not yet determined what the effect of these tests will be on our earnings and financial position.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When we prepare these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to accounts receivable, inventories, deferred tax assets, equity investment, goodwill anc intangible assets, and revenue recognition. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements. (See Note 1 of the Notes to Consolidated Financial Statements for our Summary of Significant Accounting Policies.)

Accounts Receivable

We maintain an allowance for doubtful accounts to reflect our estimate of the uncollectibility of accounts receivable based on our past collection history and the identification of specific potential customer risks. If the financial conditioı of our customers were to deteriorate beyond our estimates, resulting in an impairment of their ability to make payments, we may be required to increase our allowance for doubtful accounts.

Inventories

We maintain allowances for estimated obsolescence or unmarketable inventory to reflect the difference between the cost of inventory and the estimated market value based on an evaluation of slow moving products and current replacement costs. If actual market conditions are less favorable than those anticipated by management, additional allowances may be required.

Deferred Tax Assets

We currently have significant deferred tax assets, which are subject to periodic recoverablilty assessments. Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors. These change: if any, may require possible adjustments to our deferred tax asset balances.

For information concerning our provision for income taxes as well as information regarding differences between our effective tax rate and statutory rates, see Note 6 of the Notes to Consolidated Financial Statements.

Investment in 50%-Owned Company

We own 50% of American Steel, L.L.C., a metals service center company, that is accounted for on the equity method. Future adverse changes in market conditions or poor operating results of American Steel could result in losses or an inability to recover the carrying value of the investment that may require an impairment charge.

Goodwill and Intangible Assets

In assessing the recoverability of our goodwill and other intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. Effective January 1, 2002, we will adopt SFAS No. 142 and will be required to determine if our goodwill requires an impairment charge. This determination is required within the first six months of fiscal 2002, and then on an annual basis thereafter.

Revenue Recognition

We recognize revenue when title to our products passes to our customers, typically upon delivery, which generally is the same day products are shipped. Sales are shown net of returns and discounts.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Reliance Steel & Aluminum Co.

We have audited the accompanying consolidated balance sheets of Reliance Steel & Aluminum Co. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliance Steel & Aluminum Co. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Long Beach, California
February 13, 2002

STATEMENTS OF INCOME

dollars IN THOUSANDS except share and per share amounts

	year ended december 31,		
	2001	2000	1999
Net sales	$ 1,656,974	$ 1,726,665	$ 1,511,065
Gain from SERP, net	—	—	2,341
Other income, net	3,796	3,410	4,024
	1,660,770	1,730,075	1,517,430
Costs and expenses:			
Cost of sales	1,194,512	1,256,997	1,097,437
Warehouse, delivery, selling, general and administrative	347,310	318,638	278,552
Depreciation and amortization	32,337	28,092	25,598
Interest	26,738	26,068	23,299
	1,600,897	1,629,795	1,424,886
Income before equity in earnings of 50%-owned company and income taxes	59,873	100,280	92,544
Equity in earnings of 50%-owned company	286	2,307	3,866
Income before income taxes	60,159	102,587	96,410
Provision for income taxes	23,823	40,268	38,800
Net income	$ 36,336	$ 62,319	$ 57,610
Earnings per share – diluted	$ 1.28	$ 2.28	$ 2.07
Weighted average shares outstanding – diluted	28,469,820	27,289,111	27,891,883
Earnings per share – basic	$ 1.28	$ 2.29	$ 2.08
Weighted average shares outstanding – basic	28,335,626	27,215,087	27,748,307
Cash dividends per share	$ .24	$ .22	$ .18

See accompanying notes to consolidated financial statements.

CONSOLIDATED

STATEMENTS OF SHAREHOLDERS' EQUITY

dollars IN THOUSANDS except share and per share amounts

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE AT JANUARY 1, 1999	27,674,703	$ 151,903	$ 193,899	$ —	$ 345,802
Net income for the year	—	—	57,610	—	57,610
Stock options exercised	112,775	1,034	648	—	1,682
Stock split — fractional shares	(163)	(5)	—	—	(5)
Stock issued under incentive bonus plan	10,836	188	—	—	188
Cash dividends — $.18 per share	—	—	(4,949)	—	(4,949)
BALANCE AT DECEMBER 31, 1999	27,798,151	153,120	247,208	—	400,328
Net income for the year	—	—	62,319	—	62,319
Other comprehensive loss, net of taxes:					
Foreign currency translation adjustments	—	—	—	(308)	(308)
Comprehensive income					62,011
Stock options exercised	188,862	1,758	1,031	—	2,789
Stock issued under incentive bonus plan	10,854	196	—	—	196
Cash dividends — $.22 per share	—	—	(6,001)	—	(6,001)
Repurchase of stock	(2,865,950)	(15,843)	(40,441)	—	(56,284)
BALANCE AT DECEMBER 31, 2000	25,131,917	139,231	264,116	(308)	403,039
Net income for the year	—	—	36,336	—	36,336
Other comprehensive loss, net of taxes:					
Foreign currency translation adjustments	—	—	—	(698)	(698)
Comprehensive income					35,638
Stock options exercised	107,350	1,588	451	—	2,039
Stock issued under incentive bonus plan	8,334	223	—	—	223
Cash dividends — $.24 per share	—	—	(6,812)	—	(6,812)
Issuance of stock, net of offering costs of $8,369	6,325,000	149,756	—	—	149,756
BALANCE AT DECEMBER 31, 2001	31,572,601	$ 290,798	$ 294,091	$ (1,006)	$ 583,883

See accompanying notes to consolidated financial statements.

CONSOLIDATED

BALANCE SHEETS

dollars IN THOUSANDS except share amounts	december 31, 2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 9,931	$ 3,107
Accounts receivable, less allowance for doubtful accounts of $5,417 and $6,706 at December 31, 2001 and 2000	172,603	193,106
Inventories	308,093	271,549
Prepaid expenses and other current assets	8,903	7,788
Deferred income taxes	18,463	15,846
Total current assets	517,993	491,396
Property, plant and equipment, at cost:		
Land	48,598	35,351
Buildings	168,963	145,625
Machinery and equipment	207,243	176,891
Accumulated depreciation	(134,451)	(112,516)
	290,353	245,351
Investment in 50%-owned company	12,352	18,990
Goodwill, net of accumulated amortization of $26,254 and $19,155 at December 31, 2001 and 2000	250,103	232,048
Other assets	11,492	9,458
Total assets	$ 1,082,293	$ 997,243
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 69,870	$ 82,616
Accrued expenses	32,822	34,366
Wages and related accruals	17,430	18,772
Deferred income taxes	7,555	7,833
Current maturities of long-term debt	10,325	150
Total current liabilities	138,002	143,737
Long-term debt	331,975	421,825
Deferred income taxes	28,433	28,642
Commitments and contingencies	—	—
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value:		
Authorized shares — 5,000,000		
None issued or outstanding	—	—
Common stock, no par value:		
Authorized shares — 100,000,000		
Issued and outstanding shares — 31,572,601 at December 31, 2001 and 25,131,917 at December 31, 2000, stated capital	290,798	139,231
Retained earnings	294,091	264,116
Accumulated other comprehensive loss	(1,006)	(308)
Total shareholders' equity	583,883	403,039
Total liabilities and shareholders' equity	$ 1,082,293	$ 997,243

See accompanying notes to consolidated financial statements.

CONSOLIDATED

STATEMENTS OF CASH FLOWS

dollars IN THOUSANDS

year ended december 31,

		2001		2000		1999
OPERATING ACTIVITIES:						
Net income	$	36,336	$	62,319	$	57,610
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		32,337		28,092		25,598
Net gain from SERP benefit		—		—		(2,341)
Deferred taxes		(2,142)		231		(190)
Loss on sales of machinery and equipment		371		408		200
Equity in earnings of 50%-owned company		(286)		(2,307)		(3,866)
Changes in operating assets and liabilities:						
Accounts receivable		57,051		(16,337)		7,843
Inventories		21,468		(25,165)		35,004
Prepaid expenses and other assets		(3,322)		(3,202)		(6,407)
Accounts payable and accrued expenses		(38,226)		(19,267)		17,904
Net cash provided by operating activities		103,587		24,772		131,355
INVESTING ACTIVITIES:						
Purchases of property, plant and equipment, net		(24,539)		(30,379)		(19,524)
Proceeds from life insurance		—		—		3,397
Proceeds from sales of property and equipment		1,589		655		5,542
Acquisitions of metals service centers and net asset purchases of metals service centers, net of cash acquired		(129,677)		(41,147)		(92,955)
Dividends received from 50%-owned company		6,924		2,622		9,503
Net cash used in investing activities		(145,703)		(68,249)		(94,037)
FINANCING ACTIVITIES:						
Proceeds from borrowings		271,000		224,175		79,000
Principal payments on long-term debt and short-term borrowings		(366,568)		(127,845)		(109,868)
Dividends paid		(6,812)		(6,001)		(4,949)
Issuance of common stock		223		196		188
Net proceeds from common stock offering		149,756		—		—
Exercise of stock options		1,588		1,758		1,029
Tax benefit of stock options exercised		451		1,031		648
Repurchase of common stock		—		(56,284)		—
Net cash provided by (used in) financing activities		49,638		37,030		(33,952)
Effect of exchange rate changes on cash		(698)		(308)		—
Increase (decrease) in cash and cash equivalents		6,824		(6,755)		3,366
Cash and cash equivalents at beginning of year		3,107		9,862		6,496
Cash and cash equivalents at end of year	$	9,931	$	3,107	$	9,862
SUPPLEMENTAL CASH FLOW INFORMATION:						
Interest paid during the period	$	32,532	$	20,428	$	22,842
Income taxes paid during the period	$	24,280	$	42,554	$	39,720

See accompanying notes to consolidated financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Reliance Steel & Aluminum Co. and its wholly-owned subsidiaries, which include Allegheny Steel Distributors, Inc., Aluminum and Stainless, Inc., American Metals Corporation, AMI Metals, Inc., CCC Steel, Inc., Chatham Steel Corporation, Durrett Sheppard Steel Co., Inc., Liebovich Bros., Inc., Lusk Metals, PDM Steel Service Centers, Inc., Phoenix Corporation, RSAC Management Corp., Service Steel Aerospace Corp., Siskin Steel & Supply Company, Inc., Toma Metals, Inc., Valex Corp. (97%-owned) and Viking Materials, Inc., on a consolidated basis ("Reliance" or "the Company"). All subsidiaries of Reliance are held by RSAC Management Corp. All significant intercompany transactions have been eliminated in consolidation. The Company accounts for its 50% investment in American Steel, L.L.C. on the equity method of accounting. The Company accounts for its 66.5% interest in Valex Korea Co., Ltd. on a consolidated basis, reporting the remaining 33.5% as minority interest, which is included in accrued liabilities.

Business

In 2001, the Company operated a metals service center network of 87 processing and distribution facilities (not including American Steel, L.L.C.) in 25 states, France and South Korea which provided value-added metals processing services and distributed a full line of more than 85,000 metal products. One of these locations was combined with an existing location in San Antonio, Texas in January 2002.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and trade receivables. The Company maintains cash and cash equivalents with high-credit, quality financial institutions. The Company, by policy, limits the amount of credit exposure to any one financial institution. At times, cash balances held at financial institutions were in excess of federally insured limits. Concentrations of credit risk with respect to trade receivables are limited due to the geographically diverse customer base and various industries into which the Company's products are sold. Credit is generally extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. Losses from credit sales are provided for in the financial statements and consistently have been within the allowance provided. As a result of the above factors, the Company does not consider itself to have any significant concentrations of credit risk.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company, or to other companies with comparable credit ratings, for loans with similar terms or maturity, approximate the carrying amounts in the consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are held by major financial institutions.

Long-Lived Assets

The provision for depreciation of property, plant and equipment is generally computed on the straight-line method at rates designed to distribute the cost of assets over the useful lives, estimated as follows:

Buildings	31½ years
Machinery and equipment	3-10 years

Goodwill, representing the excess of the purchase price over the fair values of the net assets of acquired entities, is amortized on a straight-line basis over the period of expected benefit of 40 years through December 31, 2001. Covenants not to compete and other intangible assets are being amortized over the period of expected benefit, generally five years.

The Company reviews the recoverability of its long-lived assets, including goodwill, as required by Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* whenever significant events or changes occur which might impair the recovery of recorded costs. The measurement of possible impairment is either based upon significant losses of an entity or on the inability to recover the balance of the long-lived asset from expected future operating cash flows on an undiscounted basis. If an impairment exists, the amount of such impairment is calculated based upon the discounted cash flows or the market values as compared to the recorded costs. In management's opinion, no impairment existed at December 31, 2001.

Revenue Recognition

The Company recognizes revenue from product sales at the time title to the products passes to the customer, typically upon delivery, which generally is the same date as shipment. Provisions are made currently for estimated returns.

Segment Information

The Company has one reportable business segment — metals service centers. The acquisitions made during 2001 did not result in new segments.

Although a variety of products are sold at each of the Company's various locations, in total, sales were comprised of 53% carbon steel, 25% aluminum, and 17% stainless steel in 2001; 52% carbon steel, 26% aluminum, and 18% stainless steel in 2000; and 53% carbon steel, 27% aluminum, and 15% stainless steel in 1999.

Stock-Based Compensation

The Company grants stock options with an exercise price equal to the fair value of the stock at the date of grant. The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

Environmental Remediation Costs

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimatable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remediation feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The

Company's management is not aware of any environmental remediation obligations which would materially affect the operations, financial position or cash flows of the Company.

Foreign Currencies

The currency effects of translating the financial statements of those foreign subsidiaries of the Company which operate in local currency environments are included in the "accumulated other comprehensive loss" component of shareholders' equity for 2001 and 2000. Such effects were not material in 1999. Gains and losses resulting from foreign currency transactions are included in results of operations and were not material in each of the three years in the period ended December 31, 2001.

Reclassifications

Certain reclassifications have been made to the 2000 balances to conform to the 2001 presentation.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 is effective for any business combinations completed after June 30, 2001 and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company has adopted the provisions of SFAS No. 141 for acquisitions completed subsequent to June 30, 2001. The Company will apply the new rules on accounting for goodwill beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains certain fundamental provisions of SFAS No. 121, including recognition and measurement of the impairment of long-lived assets to be held and used; and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of assessing the effect of adopting SFAS No. 144.

NOTE 2 ACQUISITIONS

On July 2, 2001, through its newly-formed subsidiary, PDM Steel Service Centers, Inc. ("PDM"), the Company purchased the assets and assumed certain liabilities of the steel service centers division of Pitt-Des Moines, Inc., a publicly-held company, for approximately $93,200,000. Approximately one-half of the purchase price was paid in cash and one-half was paid by promissory note, which was paid off on July 6, 2001, following completion of a public equity offering. PDM processes and distributes carbon steel products consisting primarily of structurals and plate for the capital goods and construction industries and had sales of approximately $86,000,000 for the six months ended December 31, 2001. This acquisition strengthens the Company's position in these products and industries in its existing markets and also provides entries into new geographic markets in Iowa and Nevada. PDM operates as a wholly-owned subsidiary of the Company. PDM is headquartered in Stockton, California, and has additional facilities in Fresno and Santa Clara, California; Cedar Rapids, Iowa; Sparks, Nevada; Spanish Fork, Utah; and the General Steel Corporation facility in Woodlands, Washington. At the close of business on December 31, 2001, General Steel Corporation was merged into PDM and now operates as a division of PDM. The cash portion of this acquisition was funded with borrowings under the Company's line of credit.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the acquisition. There were no intangible assets or goodwill recorded as a result of the acquisition.

dollars IN THOUSANDS	At July 2, 2001
Cash	$ 5,600
Accounts receivable	23,600
Inventory	35,900
Property, plant and equipment	39,100
Other assets	500
Total assets acquired	104,700
Current liabilities	(11,500)
Total liabilities assumed	(11,500)
Net assets acquired	$ 93,200

On January 19, 2001, the Company acquired Aluminum and Stainless, Inc. ("A&S"), a privately-held metals service center in Lafayette, Louisiana. A&S processes and distributes primarily aluminum sheet, plate and bar products and had sales of approximately $30,000,000 for the period January 20, 2001 through December 31, 2001. A&S operates as a wholly-owned subsidiary of the Company. The acquisition of A&S was funded with borrowings under the Company's line of credit. In March 2001, A&S opened a branch in New Orleans, Louisiana established by the purchase of certain assets of an existing metals service center.

On January 18, 2001, the Company acquired Viking Materials, Inc. ("Viking"), a privately-held metals service center in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc. ("Viking Illinois"), near Chicago, Illinois. Viking and Viking Illinois provide value-added processing and distribution of primarily carbon steel flat-rolled products and had consolidated sales of approximately $68,000,000 for the period January 19, 2001 through December 31, 2001. Viking Illinois operated as a wholly-owned subsidiary of Viking through the close of business on December 31, 2001, when it was merged into Viking. Viking operates as a wholly-owned subsidiary of the Company. The acquisition of Viking and Viking Illinois was funded with borrowings under the Company's line of credit.

On December 1, 2000, through its wholly-owned subsidiary Siskin Steel & Supply Company, Inc. ("Siskin"), the Company acquired the outstanding stock of East Tennessee Steel Supply, Inc. ("East Tennessee"), a privately-held metals service center located in Morristown, Tennessee. East Tennessee provides its customers in the Southeast region of the United States with value-added processing and distribution of carbon steel plate, bar and structurals. East Tennessee operated as a wholly-owned subsidiary of Siskin until the close of business on December 31, 2001, when it was merged into Siskin. The purchase of East Tennessee was funded with cash generated from operations.

On August 7, 2000, through its newly-formed company, United Alloys Aircraft Metals, Inc. ("United"), the Company purchased the net assets and business of the Aircraft Division of United Alloys, Inc. United is located in Vernon (Los Angeles), California, and provides its customers with value-added processed titanium products. United operated as a wholly-owned subsidiary of Service Steel Aerospace Corp. ("SSA"), a wholly-owned subsidiary of the Company, until it was merged into SSA at the close of business on December 31,

2001, and now operates as a division of SSA. The purchase of United was funded with borrowings under the Company's line of credit.

On June 1, 2000, the Company acquired 100% of the outstanding stock of Toma Metals, Inc. ("Toma"), a privately-held metals service center based in Johnstown, Pennsylvania. Toma processes and distributes primarily stainless steel flat-rolled products. Toma operates as a wholly-owned subsidiary of the Company. The acquisition of Toma was funded with borrowings under the Company's line of credit.

On February 5, 2000, through its newly-formed company, Hagerty Steel & Aluminum Company ("Hagerty"), the Company purchased the net assets and business of the metals service center division of Hagerty Brothers Company, located in Peoria, Illinois. Hagerty processes and distributes primarily carbon steel products. Hagerty operated as a wholly-owned subsidiary of Liebovich Bros., Inc. ("Liebovich"), a wholly-owned subsidiary of the Company, until the close of business on December 31, 2001, when it was merged into Liebovich. The Hagerty assets were acquired with funds from borrowings under the Company's line of credit.

On October 1, 1999, the Company purchased the assets and business of Arrow Metals, a division of Arrow Smelters, Inc. The privately-held metals service center business was based in Garland (Dallas), Texas, with additional facilities in Houston and San Antonio. Arrow Metals specializes in non-ferrous metals processing and distribution of mainly aluminum plate and bar products. The Arrow Metals Garland location operates as a division of the Company. The Houston location operates under the Reliance Metalcenter name. In January 2002, the San Antonio location was combined with the existing Reliance Metalcenter facility in San Antonio. Arrow Metals was acquired with cash generated from operations.

On September 3, 1999, the Company acquired 100% of the stock of Allegheny Steel Distributors, Inc. ("Allegheny"), a privately-held metals service center. Allegheny is based in Indianola (Pittsburgh), Pennsylvania and specializes in cutting-to-length and blanking primarily carbon steel flat-rolled products. Allegheny operates as a wholly-owned subsidiary of the Company. Allegheny was acquired with funds from borrowings under the Company's line of credit.

On March 1, 1999, the Company acquired 100% of the outstanding shares of Liebovich Bros., Inc., for approximately $60,000,000 in cash. Liebovich was a metals service center company with one full-line metals service center and two metals fabrication facilities in Rockford, Illinois, and a metals service center in Wyoming (Grand Rapids), Michigan. Liebovich operates as a wholly-owned subsidiary of the Company. The purchase of Liebovich was funded with cash generated from operations and with borrowings on the Company's line of credit.

These transactions were accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill, resulting in goodwill additions of $25,154,000 and $22,998,000 for the years ended December 31, 2001 and 2000, respectively. Amortization expense for goodwill and other intangible assets amounted to approximately $8,641,000, $7,411,000 and $6,804,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The operating results of these acquisitions are included in the Company's consolidated results of operations from the date of each acquisition. The following unaudited proforma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the year of acquisition and the year immediately preceding, after the effect of certain adjustments, including amortization of goodwill, interest expense on the acquisition debt and related income tax effects. These proforma results have been presented for comparative purposes only and are not indicative of what would have occurred had the acquisitions been made as of January 1, 2001, 2000 or 1999, appropriately, or of any potential results which may occur in the future.

dollars IN THOUSANDS *except per share amounts*	*year ended december 31,* 2001	2000	1999
PROFORMA (UNAUDITED):			
Net sales	$1,759,892	$2,087,139	$1,624,961
Net income	$ 37,521	$ 70,867	$ 60,635
Earnings per share – diluted	$ 1.32	$ 2.60	$ 2.17
Earnings per share – basic	$ 1.32	$ 2.60	$ 2.19

NOTE 3 INVENTORIES

Inventories of the Company have primarily been stated on the last-in, first-out ("LIFO") method, which is not in excess of market. The Company uses the LIFO method of inventory valuation because it results in a better matching of costs and revenues. At December 31, 2001 and 2000, cost on the first-in, first-out ("FIFO") method exceeds the LIFO value of inventories by $6,225,000 and $17,906,000, respectively. Inventories of $80,208,000 and $81,046,000 at December 31, 2001 and 2000, respectively, were stated on the FIFO method, which is not in excess of market. In 2001, the Company experienced an overall decrement in their LIFO layers, providing $11,680,000 of pretax income, as a result of historically low metals costs and a decrease in inventory quantities.

NOTE 4 INVESTMENT IN 50%-OWNED COMPANY

The Company owns a 50% interest in the Membership Units of American Steel, L.L.C. ("American Steel"), which operates metals service centers in Portland, Oregon and Kent (Seattle), Washington. American Industries, Inc. ("Industries") owns the other 50% interest in American Steel. The Operating Agreement ("Agreement") provides that the Company may purchase the remaining 50% of American Steel during a term of three years following the earlier of the death of the owner of Industries or December 31, 2005. The price shall be the greater of Industries' current capital account or 50% of the fair market value of American Steel. The Agreement gives the Company operating control over the assets and operations of American Steel. However, due to the existence of super-majority veto rights in favor of Industries, the Company is required to account for this investment under the equity method and records its share of earnings based upon the terms of the Agreement.

The consolidated retained earnings of the Company include the undistributed earnings of American Steel. The Company had no undistributed earnings included in its consolidated retained earnings as of December 31, 2001, and had $3,485,000 of undistributed earnings included in its consolidated retained earnings as of December 31, 2000. American Steel had debt outstanding of $19,205,000 and $13,240,000 as of December 31, 2001 and 2000, respectively.

NOTE 5

LONG-TERM DEBT

Long-term debt consists of the following:

dollars IN THOUSANDS	*december 31,* 2001	2000
Revolving line of credit ($335,000 limit) due October 24, 2006, interest at variable rates, weighted average rate of 3.50% during 2001	**$ 47,000**	$ —
Revolving line of credit ($200,000 limit) terminated October 24, 2001, interest at variable rates, weighted average rate of 5.13% during 2001 (6.81% during 2000)	—	85,000
Cash advance ($50,000 limit) terminated October 24, 2001, interest at variable rates, weighted average rate of 7.35% during 2001 (7.08% during 2000)	—	43,925
Senior unsecured notes due from January 2, 2004 to January 2, 2009, average fixed interest rate 7.22%	**75,000**	75,000
Senior unsecured notes due from January 2, 2002 to January 2, 2008, average fixed interest rate 7.02%	**65,000**	65,000
Senior unsecured notes due from October 15, 2005 to October 15, 2010, average fixed interest rate 6.55%	**150,000**	150,000
Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 A, due July 1, 2014, with interest payable quarterly; average interest rate during 2001 of 3.04% (3.61% during 2000)	**2,900**	3,050
Variable Rate Demand Revenue Bonds, Series 1999, due March 1, 2009, with interest payable quarterly; average interest rate during 2001 of 3.16%	**2,400**	—
Total	**342,300**	421,975
Less amounts due within one year	**(10,325)**	(150)
Total long-term debt	**$331,975**	$421,825

The Company had a syndicated credit agreement with four banks for an unsecured revolving line of credit with a borrowing limit of $200,000,000, which was terminated on October 24, 2001, when it was replaced by a $335,000,000 five-year unsecured line of credit. The new syndicated credit facility is with nine banks and may be increased to $400,000,000. The Company also had a credit agreement, as amended, that allowed it to issue and have outstanding up to a maximum of $10,000,000 of letters of credit and a cash advance facility of up to $50,000,000 due December 31, 2001. This credit agreement was terminated upon the completion of the refinancing of the Company's syndicated facility on October 24, 2001. The Company has $290,000,000 of outstanding senior unsecured notes issued in private placements of debt. These notes bear interest at an average fixed rate of 6.83% and have an average original life of 9.6 years, maturing from 2002 to 2010. The $2,400,000 variable rate demand revenue bonds outstanding resulted from the Company's January 2001 acquisition of Viking Materials, Inc.

The Company's credit agreements require the maintenance of a minimum net worth and include certain restrictions on the amount of cash dividends payable, among other things. The syndicated credit facility includes a commitment fee on the unused portion, currently at an annual rate of 0.225%.

The following is a summary of aggregate maturities of long-term debt for each of the next five years:

dollars IN THOUSANDS

2002	$ 10,325
2003	325
2004	22,400
2005	46,400
2006	96,475
Thereafter	166,375
	$ 342,300

NOTE 6

INCOME TAXES

Deferred income taxes are computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities are as follows:

dollars IN THOUSANDS	*december 31,* 2001	2000
DEFERRED TAX ASSETS:		
Accrued expenses not currently deductible for tax	$ 12,300	$ 10,059
Unicap	3,022	3,055
Bad debt	2,205	2,732
Other, net	936	—
Total deferred tax assets	18,463	15,846
DEFERRED TAX LIABILITIES:		
Tax over book depreciation	(22,235)	(24,766)
Book basis in excess of tax basis on:		
Inventory acquired	(7,555)	(7,833)
Goodwill	(6,198)	(3,748)
Other, net	—	(128)
Total deferred tax liabilities	(35,988)	(36,475)
Net deferred tax liabilities	$ (17,525)	$ (20,629)

Significant components of the provision for income taxes are as follows:

dollars IN THOUSANDS	year ended december 31, 2001	2000	1999
CURRENT:			
Federal	$ 20,704	$ 33,373	$ 30,704
State	5,261	6,664	8,286
	25,965	40,037	38,990
DEFERRED:			
Federal	(1,138)	81	1,279
State	(1,004)	150	(1,469)
	(2,142)	231	(190)
	$ 23,823	$ 40,268	$ 38,800

The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

	year ended december 31, 2001	2000	1999
Income tax at U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income tax, net of federal tax effect	3.4	3.8	4.7
Other	1.2	.4	.5
Effective tax rate	39.6%	39.2%	40.2%

NOTE 7 STOCK OPTION PLANS

In 1994, the Board of Directors of the Company adopted an Incentive and Non-Qualified Stock Option Plan (the "1994 Plan"). In May 2001, the shareholders approved an amendment to the 1994 Plan which increased the number of shares with respect to which options may be granted to 2,500,000 shares. There are 2,480,125 shares of common stock reserved for issuance under the 1994 Plan as of December 31, 2001. The 1994 Plan provides for granting of stock options that may be either "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986 (the "Code") or "non-qualified stock options," which do not satisfy the provisions of Section 422A of the Code. Options are required to be granted at an option price per share equal to the fair market value of common stock on the date of grant, except that the exercise price of incentive stock options granted to any employee who owns (or, under pertinent Code provisions, is deemed to own) more than 10% of the outstanding common stock of the Company, must equal at least 110% of fair market value on the date of grant. Stock options may not be granted longer than 10 years from the date of the 1994 Plan. All options granted have five year terms and vest at the rate of 25% per year, commencing one year from the date of grant.

Transactions under the 1994 Plan are as follows:

STOCK OPTIONS	***Shares***	***Weighted Average Exercise Price***
Outstanding at January 1, 1999	734,625	$15.01
Granted	578,250	$19.52
Exercised	(111,275)	$ 9.04
Expired	(63,187)	$13.84
Outstanding at December 31, 1999	1,138,413	$17.94
Granted	146,500	$22.00
Exercised	(182,863)	$ 8.99
Expired	(36,750)	$19.38
Outstanding at December 31, 2000	1,065,300	$19.99
Granted	193,000	$25.25
Exercised	(107,350)	$14.79
Expired	(39,125)	$19.63
Outstanding at December 31, 2001	1,111,825	$21.42

In May 1998, the shareholders approved the adoption of a Directors Stock Option Plan for non-employee directors (the "Directors Plan"), which provides for automatic grants of options to non-employee directors. There are 292,000 shares of the Company's common stock reserved for issuance under the Directors Plan. In February 1999, the Directors Plan was amended to allow the Board of Directors of the Company (the "Board") authority to grant options to acquire the Company's common stock to non-employee directors. Options under the Directors Plan are non-qualified stock options, with an exercise price at fair market value at the date of grant. All options granted expire five years from the date of grant. None of the stock options become exercisable until one year after the date of grant, unless specifically approved by the Board. In each of the following four years, 25% of the options become exercisable on a cumulative basis. Of the 105,000 options granted in March 1999, 20% were immediately exercisable upon grant, with 20% becoming exercisable in each of the following four years, as specifically approved by the Board.

Transactions under the Directors Plan are as follows:

STOCK OPTIONS	***Shares***	***Weighted Average Exercise Price***
Outstanding at January 1, 1999	37,500	$26.08
Granted	120,000	$18.77
Exercised	(1,500)	$18.83
Expired	—	—
Outstanding at December 31, 1999	156,000	$20.52
Granted	—	—
Exercised	(6,000)	$18.83
Expired	—	—
Outstanding at December 31, 2000	150,000	$20.59
Granted	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2001	150,000	$20.59

The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable	
RANGE OF EXERCISE PRICE	OUTSTANDING AT DECEMBER 31, 2001	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE	EXERCISABLE AT DECEMBER 31, 2001	WEIGHTED AVERAGE EXERCISE PRICE OPTIONS EXERCISABLE
$ 8 - $13	4,500	0.1	$12.67	4,500	$12.67
18 - 22	822,825	2.2	$19.52	403,013	$19.36
23 - 26	434,500	2.7	$24.81	166,125	$24.37
$ 8 - $26	1,261,825	2.4	$21.32	573,638	$20.76

If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the proforma amounts shown below:

dollars IN THOUSANDS except per share amounts	year ended december 31, 2001	2000	1999
Proforma:			
Net income	$ 35,202	$ 61,192	$ 56,596
Earnings per share			
Diluted	$ 1.24	$ 2.24	$ 2.03
Basic	$ 1.24	$ 2.25	$ 2.04

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	year ended december 31, 2001	2000	1999
Risk free interest rate	5.75%	6.10%	4.80%
Expected life in years	4	4	4
Expected volatility	.26	.28	.30
Expected dividend yield	.90%	.80%	.70%

NOTE 8 EMPLOYEE BENEFITS

The Company has an employee stock ownership plan ("the ESOP") and trust that has been approved by the Internal Revenue Service as a qualified plan. The ESOP is a noncontributory plan that covers salaried and certain hourly employees of the Company. The amount of the annual contribution is at the discretion of the Board, except that the minimum amount must be sufficient to enable the ESOP trust to meet its current obligations.

Various 401(k) and profit sharing plans were maintained by the Company and its subsidiaries. Effective in 1998, the Reliance Steel & Aluminum Co. Master 401(k) Plan (the "Master Plan") was established, which combined several of the various 401(k) and profit sharing plans of the Company and its subsidiaries into one plan. Salaried and certain hourly employees of the Company and its participating subsidiaries are covered under the Master Plan. The Master Plan will continue to allow each subsidiary's Board to determine independently the annual matching percentage and maximum compensation limits or annual profit sharing contribution. Eligibility occurs after three months of service, and the Company contribution vests at 25% per year, commencing one year after the employee enters the Master Plan. Other 401(k) and profit sharing plans exist as certain subsidiaries have not yet combined their plans into the Master Plan as of December 31, 2001.

Effective January 1996, the Company adopted a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified pension plan that provides post-retirement benefits to key officers of the Company. The SERP is administered by the Compensation and Stock Option Committee ("Committee") of the Board. Benefits are based upon the employees' earnings. Life insurance policies were purchased for most individuals covered by the SERP and are funded by the Company. The Company recorded a one-time net gain of $2,341,000 due to life insurance proceeds related to the death of one of its executives in January 1999. This gain is net of the death benefit to be received by the deceased executive's beneficiary, under the terms of the SERP. The proceeds from the life insurance claim will be used to fund the death benefit and other payments under the SERP. The proceeds are recorded in other assets, and the liability for the death benefit is recorded in current liabilities. A separate SERP plan exists for one of the companies acquired during 1998, which provides post-retirement benefits to its key employees. The SERP plans do not maintain their own plan assets, therefore plan assets and related disclosures have been omitted. However, the Company does maintain on its balance sheet assets to fund the SERP plans with a value of $7,704,000 and $6,906,000 at December 31, 2001 and 2000, respectively.

The net periodic pension costs for the SERP plans were as follows:

dollars IN THOUSANDS	*year ended december 31,* 2001	2000	1999
Service cost	$ 333	$ 303	$ 286
Interest cost	598	530	459
Recognized gains	86	67	66
Prior service cost recognized	196	196	196
	$ 1,212	$ 1,096	$ 1,007

The following is a summary of the status of the funding of the SERP plans:

dollars IN THOUSANDS	*year ended december 31,* 2001	2000	1999
CHANGE IN BENEFIT OBLIGATION			
Benefit obligation at beginning of year	$ 8,234	$ 7,093	$ 5,764
Service cost	333	303	286
Interest cost	598	530	459
Actuarial losses	688	542	816
Benefits paid	(219)	(234)	(232)
Benefit obligation at end of year	$ 9,634	$ 8,234	$ 7,093
FUNDED STATUS			
Funded status of the plan	$ (9,634)	$ (8,234)	$ (7,093)
Unrecognized net actuarial losses	2,068	1,466	990
Unamortized prior service cost	1,370	1,565	1,761
Net amount recognized	$ (6,196)	$ (5,203)	$ (4,342)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION			
Accrued benefit liability	$ (6,196)	$ (5,324)	$ (4,804)
Intangible asset	—	121	462
Net amount recognized	$ (6,196)	$ (5,203)	$ (4,342)

In determining the actuarial present value of projected benefit obligations for the Company's SERP plans, the assumptions were as follows:

	2001	2000	1999
WEIGHTED AVERAGE ASSUMPTIONS			
Discount rate	6.75%	7.0%	7.0%
Rate of compensation increase	3.0 - 6.0%	6.0%	6.0%

Through the purchase of the net assets of the steel service centers division of Pitt-Des Moines, Inc. on July 2, 2001, the Company, through its subsidiary PDM Steel Service Centers, Inc. ("PDM"), maintains defined benefit pension plans for certain of its employees. These plans generally provide benefits of stated amounts for each year of service or provide benefits based on the participant's hourly wage rate and years of service. The plans permit the sponsor, at any time, to amend or terminate the plans subject to union approval, if applicable. The Company expects to terminate the defined benefit plans applicable to non-union employees during 2002. The affected participants will be eligible to participate in the Company's Master Plan at that time.

The net periodic pension costs for the defined benefit pension plans covering certain employees were as follows:

dollars IN THOUSANDS	six months ended december 31, 2001
Service cost	$ 307
Interest cost	290
Expected return on plan assets	(324)
Prior service cost recognized	(11)
Amortization of transitional obligation	(25)
	$ (237)

The following is a summary of the status of the funding of the defined benefit plans:

dollars IN THOUSANDS		six months ended december 31, 2001
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation from acquired company	$	5,356
Service cost		307
Interest cost		290
Actuarial losses		479
Benefits paid		(288)
Benefit obligation at end of year	$	6,144
CHANGE IN PLAN ASSETS		
Fair value of plan assets from acquired company	$	5,762
Actual return on plan assets		180
Benefits paid		280
Fair value of plan assets at end of year	$	5,662
FUNDED STATUS		
Funded status of the plan	$	(482)
Unrecognized net actuarial losses		179
Unamortized prior service cost		(34)
Net amount recognized	$	(337)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION		
Accrued benefit liability	$	(694)
Prepaid benefit cost		357
Net amount recognized	$	(337)

In determining the actuarial present value of projected benefit obligations for the Company's defined benefit plans, the assumptions were as follows:

	2001
WEIGHTED AVERAGE ASSUMPTIONS	
Discount rate	7.0%
Expected long-term rate of return on plan assets	7.0%
Rate of compensation increase	4.0%

The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's benefit plans pursuant to agreements between the Company and collective bargaining units, who are members of such plans. The Company is unable to determine its relative position with regard to defined benefit plans to which contributions are made as a result of collective bargaining agreements.

The Company's contribution expense for Company sponsored retirement plans was as follows:

dollars IN THOUSANDS	year ended december 31, 2001	2000	1999
Master Plan	$ 3,948	$ 3,792	$ 2,596
Employee Stock Ownership Plan	800	800	800
Supplemental Executive Retirement Plans	1,212	1,096	1,007
Defined Benefit Plans	237	—	—
	$ 6,197	$ 5,688	$ 4,403

The Company has a "Key-Man Incentive Plan" (the "Incentive Plan") for division managers and officers, which is administered by the Compensation and Stock Option Committee of the Board. For 2001, 2000 and 1999, this incentive compensation bonus was payable 75% in cash and 25% in the Company's common stock, with the exception of the bonus to officers, which may be paid 100% in cash at the discretion of the individual. The Company accrued $2,684,000, $2,371,000 and $2,031,000 under the Incentive Plan as of December 31, 2001, 2000 and 1999, respectively. In March 2001 and 2000, the Company issued 8,334 and 10,854 shares of common stock to employees under the incentive bonus plan for the years ended December 31, 2000 and 1999, respectively.

NOTE 9 SHAREHOLDERS' EQUITY

On July 5, 2001 the Company issued 6,325,000 shares of its common stock in a public equity offering, including the shares issued on exercise of the over-allotment option, at a price of $25.00 per share for total net proceeds of approximately $149,756,000, after deducting the underwriting discount and offering expenses. The Company used the net proceeds to pay down debt related to the July 2, 2001 acquisition of the steel service centers division of Pitt-Des Moines, Inc., and debt related to other acquisitions, capital expenditures and general working capital needs.

On October 30, 2000, the Company purchased 2,270,000 shares of its common stock at a cost of $19.35 per share under its Stock Repurchase Plan in a private transaction. The stock was purchased from the trust which was one of the Company's largest shareholders. Thomas W. Gimbel, a member of the Board, is a co-trustee of the trust from which the shares were acquired. The purchase was financed under an existing credit facility, which was amended to increase the Company's borrowing capacity by $50,000,000.

The Board authorized a 3-for-2 common stock split effected in the form of a 50% stock dividend distributed on September 24, 1999, to shareholders of record on September 2, 1999.

In August 1998, the Board approved the purchase of up to an additional 3,750,000 shares of the Company's outstanding common stock through its Stock Repurchase Plan ("Repurchase Plan"), for a total of up to 6,000,000 shares. The Repurchase Plan was initially established in December 1994 and authorizes the Company to purchase shares of its common stock from time to time in the open market or in privately-negotiated transactions. Repurchased shares are redeemed and treated as authorized but unissued shares. As of December 31, 2001, the Company had repurchased a total of 5,538,275 shares of its common stock under the Repurchase Plan, at an average cost of $14.94 per share. The Company did not repurchase any shares in 2001. During 2000, 2,865,950 shares were repurchased by the Company, including those purchased in the private transaction discussed above, at an average price of $19.64 per share. In 1999, the Company did not repurchase any shares.

Accumulated other comprehensive loss of $1,006,000 ($608,000 net of tax) and $308,000 ($187,000 net of tax) at December 31, 2001 and 2000, respectively, consists of foreign currency translation adjustments.

NOTE 10 COMMITMENTS AND CONTINGENCIES

The Company leases land, buildings and equipment under noncancelable operating leases expiring in various years through 2013. Several of the leases have renewal options providing for additional lease periods. Future minimum payments, by year and in the aggregate, under the noncancelable leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2001:

dollars IN THOUSANDS

2002	$ 12,799
2003	10,042
2004	7,536
2005	6,330
2006	4,170
Thereafter	7,583
	$ 48,460

Total rental expense amounted to $14,625,000, $12,273,000 and $9,992,000 for 2001, 2000 and 1999, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position, results of operations or cash flow of the Company.

NOTE 11

EARNINGS PER SHARE

The Company calculates basic and diluted earnings per share as required by SFAS No. 128, *Earnings Per Share.* Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is calculated including the dilutive effects of warrants, options, and convertible securities, if any. The following table sets forth the computation of basic and diluted earnings per share:

dollars IN THOUSANDS *except per share amounts*

year ended december 31,	2001	2000	1999
Numerator:			
Net income	$ 36,336	$ 62,319	$ 57,610
Denominator:			
Denominator for basic earnings per share – weighted average shares	28,336	27,215	27,748
Effect of dilutive securities:			
Stock options	134	74	144
Denominator for dilutive earnings per share:			
Adjusted weighted average shares and assumed conversions	28,470	27,289	27,892
Earnings per share – diluted	$ 1.28	$ 2.28	$ 2.07
Earnings per share – basic	$ 1.28	$ 2.29	$ 2.08

The computations of earnings per share for 2001, 2000 and 1999 do not include 322,000, 385,000 and 243,000 shares, respectively, of stock options because their inclusion would have been anti-dilutive.

NOTE 12

SHIPPING AND HANDLING FEES AND COSTS

Shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in cost of sales or operating expenses. For the twelve month periods ended December 31, 2001, 2000 and 1999, shipping and handling costs of approximately $55,782,000, $53,231,000 and $40,084,000, respectively, were included in "warehouse, delivery, selling, general and administrative expenses."

QUARTERLY RESULTS
OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001, 2000 and 1999:

dollars IN THOUSANDS *except per share amounts*

	March 31	June 30	September 30	December 31
2001:				
Net sales	$ 432,905	$ 411,982	$ 430,066	$ 382,021
Cost of sales	$ 312,578	$ 297,170	$ 311,671	$ 273,093
Net income	$ 12,752	$ 11,418	$ 7,792	$ 4,374
Earnings per share – diluted	$ .50	$ .45	$ .25	$ .14
2000:				
Net sales	$ 430,841	$ 440,903	$ 443,652	$ 411,269
Cost of sales	$ 313,853	$ 321,738	$ 325,254	$ 296,152
Net income	$ 16,131	$ 16,696	$ 15,823	$ 13,669
Earnings per share – diluted	$ .58	$ .60	$ .57	$ .53
1999:				
Net sales	$ 371,884	$ 384,714	$ 380,070	$ 374,397
Cost of sales	$ 278,489	$ 282,496	$ 275,320	$ 261,132
Net income	$ 14,057	$ 13,658	$ 14,755	$ 15,140
Earnings per share – diluted	$ .51	$ .49	$ .53	$ .54

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year shown elsewhere in the annual report and SEC Form 10-K. All per share amounts have been adjusted for the September 1999 3-for-2 common stock split.

DIRECTORS

Joe D. Crider [1]
Non-Executive Chairman of the Board

David H. Hannah [1]
Chief Executive Officer

Gregg J. Mollins [1]
President and Chief Operating Officer

Thomas W. Gimbel [1]
President
Advanced Systems Group
A computer consulting firm

Douglas M. Hayes [2]
Hayes Capital Corporation
An investment banking firm

Robert Henigson [2],[3],[4]
Former partner
Lawler, Felix & Hall
A law firm

Franklin R. Johnson [2],[3]
Former partner
PricewaterhouseCoopers
A public accounting firm

Karl H. Loring [2],[3],[4]
Former partner
Ernst & Whinney
A public accounting firm

William I. Rumer [1],[4]
Retired engineer
Allied Aerospace

Leslie A. Waite [2],[3],[4]
Principal
Waite & Associates
An investment counseling firm

(1) Term of office - Expires 2002
(2) Term of office - Expires 2003
(3) Member of the Audit Committee
(4) Member of the Compensation and Stock Option Committee

OFFICERS

David H. Hannah
Chief Executive Officer

Gregg J. Mollins
President and Chief Operating Officer

Karla R. McDowell
Executive Vice President
and Chief Financial Officer

James P. MacBeth
Senior Vice President,
Carbon Steel Operations

William K. Sales, Jr.
Senior Vice President,
Non-Ferrous Operations

Kevin M. Dempsey
Chief Information Officer

Donna Newton
Vice President, Human Resources

Kay Rustand
Vice President and General Counsel

Yvette M. Schiotis
Secretary

Robert W. Wickerham
President of Allegheny
Steel Distributors, Inc.

O.P. Montagnet
President of Aluminum and Stainless, Inc.

Craig A. Schwartz
President of American Metals Corporation
and President of American Steel, L.L.C.

Scott A. Smith
President of AMI Metals, Inc.

Bernd D. Hildebrandt
President of CCC Steel, Inc.

Arnold M. Tenenbaum
President of Chatham Steel Corporation

Henry R. Hynson
President of
Durrett Sheppard Steel Co., Inc.

Gregory A. Liebovich
President of Liebovich Bros., Inc.

Eric W. Schneider
President of Lusk Metals

Derek A. Halecky
President of PDM Steel Service Centers, Inc.

Stephen E. Almond
President of Phoenix Corporation

Terry L. Wilson
President of Service Steel Aerospace Corp.

John Pregulman
President of Siskin Steel &
Supply Company, Inc.

Patrick T. Torchia
President of Toma Metals, Inc.

Daniel A. Mangan
President of Valex Corp.

Craig Sauer
President of Viking Materials, Inc.

CORPORATE INFORMATION

TRANSFER AGENT & REGISTRAR
EquiServe Trust Company, N.A.
Jersey City, NJ

INDEPENDENT AUDITORS
Ernst & Young LLP
Long Beach, CA

LEGAL COUNSEL
Arter & Hadden LLP
Los Angeles, CA

CORPORATE HEADQUARTERS
350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071
(213) 687-7700

ANNUAL MEETING
10:00 a.m.
Wednesday, May 15, 2002
The Omni Los Angeles Hotel at California Plaza
Los Angeles, CA
All shareholders are invited to attend

FORM 10-K
A copy of the Form 10-K, filed with the Securities and Exchange Commission, is available upon request to:

Karla R. McDowell
Executive Vice President and Chief Financial Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071

SECURITIES LISTING
Reliance Steel & Aluminum Co.'s Common Stock is traded on the New York Stock Exchange under the symbol "RS."

RS
LISTED
NYSE

MARKET PRICE OF COMMON STOCK
The high and low prices for the Company's Common Stock in 2001 were $30.05 and $20.93. The following table reflects the range of high and low selling prices of the Company's Common Stock by quarter for 2001. This information is based on the closing composite selling prices reported by the New York Stock Exchange.

2001	High	Low
1Q	$30.05	$21.15
2Q	29.71	22.25
3Q	28.10	20.93
4Q	26.90	22.21

SHAREHOLDERS OF RECORD AND DIVIDEND POLICY
As of March 20, 2002, there were approximately 293 shareholders of record. Reliance Steel & Aluminum Co. paid a quarterly dividend of $.06 per common share in 2001. (See Note 5 for dividend restrictions.)

INVESTOR RELATIONS CONTACT
Kim P. Feazle
Investor Relations
(713) 610-9937
(213) 576-2428
kfeazle@rsac.com
investor@rsac.com

CORPORATE OFFICE
Los Angeles, CA
213/687-7700

RELIANCE DIVISION LOCATIONS

RELIANCE METALCENTER
Albuquerque, NM
505/345-0959

Colorado Springs, CO
719/390-4911

Dallas, TX
817/640-7222

Houston, TX
281/441-1300

Phoenix, AZ
602/275-4471

Portland, OR
503/286-3344

Salt Lake City, UT
801/974-5300

San Antonio, TX
210/661-2301

San Diego, CA
619/263-2141

Union City, CA
510/476-4400

Wichita, KS
316/838-9351

TUBE SERVICE CO.
Denver, CO
303/321-9200

El Cajon, CA
619/579-3011

Milpitas, CA
408/946-5500

Phoenix, AZ
602/267-9865

Portland, OR
503/944-5420

Santa Fe Springs, CA
562/695-0467

AFFILIATED METALS
Salt Lake City, UT
801/363-1711

ARROW METALS
Garland, TX
972/276-2676

BRALCO METALS
La Mirada, CA
714/736-4800

Phoenix, AZ
602/252-1918

Seattle, WA
866/285-9984

ENGBAR PIPE & STEEL CO.
Denver, CO
303/297-1456

METALCENTER
Santa Fe Springs, CA
562/944-3322

RELIANCE STEEL COMPANY
Albuquerque, NM
505/247-1441

Los Angeles, CA
323/583-6111

SUBSIDIARIES

ALLEGHENY STEEL DISTRIBUTORS, INC.
Indianola, PA
412/767-5000

ALUMINUM AND STAINLESS, INC.
Lafayette, LA (Headquarters)
337/837-4381

New Orleans, LA
504/586-9191

AMERICAN METALS CORPORATION
West Sacramento, CA (Headquarters)
916/371-7700

Fresno, CA
559/266-0881

Redding, CA
530/243-5263

AMERICAN STEEL, L.L.C.
(50% owned)
Portland, OR (Headquarters)
503/226-1511

Kent, WA
425/251-8222

AMI METALS, INC.
Brentwood, TN (Corporate Office)
615/377-0400

Algona, WA
253/735-0181

Atlanta, GA
404/361-6070

Fontana, CA
909/429-1336

Fort Worth, TX
817/831-9586

Swedesboro, NJ
856/241-9180

Wichita, KS
316/945-7771

CCC STEEL, INC.
Rancho Dominguez, CA
310/637-0111

IMS STEEL CO.
(A division of CCC Steel, Inc.)
Salt Lake City, UT
801/973-1000

CHATHAM STEEL CORPORATION
Savannah, GA (Headquarters)
912/233-5751

Birmingham, AL
205/791-2261

Columbia, SC
803/799-8888

Durham, NC
919/682-3388

Jacksonville, FL
904/387-1222

Orlando, FL
407/859-0310

DURRETT SHEPPARD STEEL CO., INC.
Baltimore, MD
410/633-6800

LIEBOVICH BROS., INC.
Rockford, IL (Corporate Office)
815/987-3200

DIVISIONS OF LIEBOVICH BROS., INC.

ARCHITECTURAL METALS
Loves Park, IL
815/654-2300

HAGERTY STEEL & ALUMINUM COMPANY
Peoria, IL
309/699-7251

LIEBOVICH CUSTOM FABRICATING CO.
Loves Park, IL
815/654-5400

LIEBOVICH/PDM STEEL & ALUMINUM CO.
Cedar Rapids, IA
319/366-8431

LIEBOVICH STEEL & ALUMINUM COMPANY
Rockford, IL
815/987-3200

GOOD METALS, INC.
(A subsidiary of Liebovich Bros., Inc.)
Wyoming, MI
616/241-4425

LUSK METALS
Hayward, CA
510/785-6400

PDM STEEL SERVICE CENTERS, INC.
Stockton, CA (Headquarters)
209/943-0555

Fresno, CA
559/442-1410

Santa Clara, CA
408/988-3000

Spanish Fork, UT
801/798-8676

Sparks, NV
775/358-1441

Woodland, WA
360/225-1133

PHOENIX CORPORATION
(Doing Business as Phoenix Metals Company)
Norcross, GA (Headquarters)
770/447-4211

Birmingham, AL
205/841-7477

Brentwood, TN
615/373-4561

Charlotte, NC
704/588-7075

Tampa, FL
813/626-8999

STEEL BAR
(A division of Phoenix Corporation)
Greensboro, NC
336/294-0053

SERVICE STEEL AEROSPACE CORP.
Tacoma, WA (Headquarters)
253/627-2910

Massillon, OH
330/833-5800

UNITED ALLOYS AIRCRAFT METALS
(A division of Service Steel Aerospace Corp.)
Vernon, CA
323/264-5101

SISKIN STEEL & SUPPLY COMPANY, INC.
Chattanooga, TN (Headquarters)
423/756-3671

Birmingham, AL
205/326-6826

Nashville, TN
615/242-4444

Spartanburg, SC
864/599-9988

DIVISIONS OF SISKIN STEEL & SUPPLY COMPANY, INC.
EAST TENNESSEE STEEL SUPPLY
Morristown, TN
423/587-3500

GEORGIA STEEL SUPPLY COMPANY
Atlanta, GA
404/355-9510

TOMA METALS, INC.
Johnstown, PA
814/536-3596

VALEX CORP.
(97% owned)
Ventura, CA
(Headquarters and Manufacturing Facility)
805/658-0944

Distribution Centers:
Allentown, PA
610/366-7200

Austin, TX
512/251-6210

Portland, OR
503/682-5003

Santa Clara, CA
408/980-8823

Tempe, AZ
480/557-9445

VALEX KOREA CO., LTD.
(66.5% owned by Valex Corp.)
Seoul, the Republic of Korea
82 31 683 0119

VALEX S.A.R.L.
(A subsidiary of Valex Corp.)
Fuveau, France
33 4 42 53 46 41

VIKING MATERIALS, INC.
Minneapolis, MN
612/617-5800

VIKING MATERIALS OF ILLINOIS
(A division of Viking Materials, Inc.)
Franklin Park, IL
847/451-7171



Alabama
Arizona
California
Colorado
Florida
Georgia
Illinois
Iowa
Kansas
Louisiana
Maryland
Michigan
Minnesota
Nevada
New Jersey
New Mexico
North Carolina
Ohio
Oregon
Pennsylvania
South Carolina
Tennessee
Texas
Utah
Washington
France
South Korea

Carbon steel structurals; heat treated aluminum plate, sheet & coil; carbon steel plate; stainless steel plate, sheet & coil; galvanized steel sheet & coil; carbon steel tubing; common alloy aluminum plate, sheet & coil; carbon steel bar; aluminum bar & tube; stainless steel bar & tube; hot rolled steel sheet & coil; cold rolled steel sheet & coil; electropolished stainless steel tubing & fittings; carbon steel structurals; heat treated aluminum

plate, sheet & coil; carbon steel plate; stainless steel plate, sheet & coil; galvanized steel sheet & coil; carbon steel tubing; common alloy aluminum plate, sheet & coil; carbon steel bar; aluminum bar & tube; stainless steel bar & tube; hot rolled steel sheet & coil; cold rolled steel sheet & coil; electro-polished stainless steel tubing & fittings; carbon steel structurals; heat treated aluminum plate, sheet & coil; carbon steel plate; stainless steel plate, sheet & coil; carbon steel tubing

o Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Ser
A Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company
Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - Santa Fe Springs, CA United Alloys Aircraft Metals - Vernon, CA Valex Corp. - Santa Clar
A Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colorado Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corporation - Jacksonvill
ion - Orlando, FL Metalcenter - Santa Fe Springs, CA Phoenix Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Corporation - Savannal
npany - Atlanta, GA Phoenix Corporation - Norcross, GA Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockford, IL Liebovich Cus
ark, IL Liebovich Steel & Aluminum Company - Rockford, IL Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials of Illinois - Franklin
- Minneapolis, MN AMI Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Aluminum and Stainless
ett Sheppard Steel Co., Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Centers, Inc. - Spark
boro, NJ Reliance Metalcenter - Albuquerque, NM Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC Phoenix Corporat
ar - Greensboro, NC Service Steel Aerospace Corp. - Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR Tube Service
rp. - Portland, OR Allegheny Steel Distributors, Inc. - Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporat
l & Supply Company, Inc. - Spartanburg, SC AMI Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentu
ply Company, Inc. - Chattanooga, TN Siskin Steel & Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reli
Reliance Metalcenter - Houston, TX Reliance Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co.
Steel Service Centers, Inc. - Spanish Fork, UT Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Br
PDM Steel Service Centers, Inc. - Woodland, WA Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seou
m Steel Corporation - Birmingham, AL Phoenix Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoeni
hoenix, AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresno, CA American Me
g, CA American Metals Corporation - W. Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA
enters, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter - San Dieg
r - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA Tube Service
ce Co. - Santa Fe Springs, CA United Alloys Aircraft Metals - Vernon, CA Valex Corp. - Santa Clara, CA Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - De
nter - Colorado Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corporation - Jacksonville, FL Chatham Steel Corporation - Orlando, FL Metalcen
enix Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Corporation - Savannah, GA Georgia Steel Supply Company - Atlanta, GA Pho
s, GA Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockford, IL Liebovich Custom Fabricating Co. - Loves Park, IL Liebovich Ste
Rockford, IL Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials of Illinois - Franklin Park, IL Viking Materials, Inc. - Minneapolis, MN
Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Aluminum and Stainless, Inc. - New Orleans, LA Durrett Sheppard Steel
ood Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Centers, Inc. - Sparks, NV AMI Metals, Inc. - Swedesboro, NJ Reli
erque, NM Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC Phoenix Corporation - Charlotte, NC Steel Bar - Greensbor
space Corp. - Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR Tube Service Co. - Portland, OR Valex Corp. - Portlan
istributors, Inc. - Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporation - Columbia, SC Siskin Steel & Su
rg, SC AMI Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentwood, TN Siskin Steel & Supply Comp
Siskin Steel & Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reliance Metalcenter - Dallas, TX Reli
, TX Reliance Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co. - Salt Lake City, UT PDM Steel Ser
nish Fork, UT Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Bralco Metals - Seattle, WA PDM S
. - Woodland, WA Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seoul, the Republic of Korea Chatham S
AL Phoenix Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoenix, AZ Reliance Metalcenter - Pho
o. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresno, CA American Metals Corporation - Reddin
poration - W. Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers,
rvice Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union Cit
inum Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - San
lloys Aircraft Metals - Vernon, CA Valex Corp. - Santa Clara, CA Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colo
be Service Co. - Denver, CO Chatham Steel Corporation - Jacksonville, FL Chatham Steel Corporation - Orlando, FL Metalcenter - Santa Fe Springs, CA Pho
FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Corporation - Savannah, GA Georgia Steel Supply Company - Atlanta, GA Phoenix Corporation - Norcros
n Company - Peoria, IL Liebovich Bros., Inc. - Rockford, IL Liebovich Custom Fabricating Co. - Loves Park, IL Liebovich Steel & Aluminum Company - Rock
DM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials of Illinois - Franklin Park, IL Viking Materials, Inc. - Minneapolis, MN AMI Metals, Inc. - Wichit
Vichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Aluminum and Stainless, Inc. - New Orleans, LA Durrett Sheppard Steel Co., Inc. - Baltimore, MD G
Architectural Metals - Loves Park, IL PDM Steel Service Centers, Inc. - Sparks, NV AMI Metals, Inc. - Swedesboro, NJ Reliance Metalcenter - Albuquerque
ny - Albuquerque, NM Chatham Steel Corporation - Durham, NC Phoenix Corporation - Charlotte, NC Steel Bar - Greensboro, NC Service Steel Aerospace Co
Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR Tube Service Co. - Portland, OR Valex Corp. - Portland, OR Allegheny Steel Distributors,
Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporation - Columbia, SC Siskin Steel & Supply Company, Inc. - Spartanburg, SC
N East Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentwood, TN Siskin Steel & Supply Company, Inc. - Chattanooga, TN Siskin Ste
c. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reliance Metalcenter - Dallas, TX Reliance Metalcenter - Houston, TX Reli
an Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co. - Salt Lake City, UT PDM Steel Service Centers, Inc. - Spanish For
Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Bralco Metals - Seattle, WA PDM Steel Service Centers, Inc. - Woodlan
ace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seoul, the Republic of Korea Chatham Steel Corporation - Birmingham, AL Pho
ham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoenix, AZ Reliance Metalcenter - Phoenix, AZ Tube Service Co. - Phoeni
AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresno, CA American Metals Corporation - Redding, CA American Metals Corporatior
alco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers, Inc. - Fresno, CA PDM Steel Ser
a, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union City, CA Reliance Steel & Alumi
Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - Santa Fe Springs, CA United Al
CA Valex Corp. - Santa Clara, CA Valex Corp. - Ventura, CA Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colorado Springs, CO Tube Service
l Corporation - Jacksonville, FL Chatham Steel Corporation - Orlando, FL Metalcenter - Santa Fe Springs, CA Phoenix Corporation - Tampa, FL AMI Metals,
el Corporation - Savannah, GA Georgia Steel Supply Company - Atlanta, GA Phoenix Corporation - Norcross, GA Hagerty Steel & Aluminum Company - P
- Rockford, IL Liebovich Custom Fabricating Co. - Loves Park, IL Liebovich Steel & Aluminum Company - Rockford, IL Liebovich/PDM Steel & Aluminum
aterials of Illinois - Franklin Park, IL Viking Materials, Inc. - Minneapolis, MN AMI Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichita, KS Aluminum
e, LA Aluminum and Stainless, Inc. - New Orleans, LA Durrett Sheppard Steel Co., Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI Architectural Met
Steel Service Centers, Inc. - Sparks, NV AMI Metals, Inc. - Swedesboro, NJ Reliance Metalcenter - Albuquerque, NM Reliance Steel Company - Albuquerque
rporation - Durham, NC Phoenix Corporation - Charlotte, NC Steel Bar - Greensboro, NC Service Steel Aerospace Corp. - Massillon, OH American Steel, L.L
ce Metalcenter - Portland, OR Tube Service Co. - Portland, OR Valex Corp. - Portland, OR Allegheny Steel Distributors, Inc. - Indianola, PA Toma Metals, I
Corp. - Allentown, PA Chatham Steel Corporation - Columbia, SC Siskin Steel & Supply Company, Inc. - Spartanburg, SC AMI Metals, Inc. - Brentwood, TN
- Morristown, TN Phoenix Corporation - Brentwood, TN Siskin Steel & Supply Company, Inc. - Chattanooga, TN Siskin Steel & Supply Company, Inc. - Nasl
rt Worth, TX Arrow Metals - Garland, TX Reliance Metalcenter - Dallas, TX Reliance Metalcenter - Houston, TX Reliance Metalcenter - San Antonio, TX V
filiated Metals - Salt Lake City, UT IMS Steel Co. - Salt Lake City, UT PDM Steel Service Centers, Inc. - Spanish Fork, UT Reliance Metalcenter - Salt Lake Cit
a, WA American Steel, L.L.C. - Kent, WA Bralco Metals - Seattle, WA PDM Steel Service Centers, Inc. - Woodland, WA Service Steel Aerospace Corp. - Tac
u, France Valex Korea Co., Ltd. - Seoul, the Republic of Korea Chatham Steel Corporation - Birmingham, AL Phoenix Corporation - Birmingham, AL Siskin Ste
c. - Birmingham, AL Bralco Metals - Phoenix, AZ Reliance Metalcenter - Phoenix, AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, I
n Metals Corporation - Fresno, CA American Metals Corporation - Redding, CA American Metals Corporation - W. Sacramento, CA Bralco Metals - La Mirad
o Dominguez, CA Lusk Metals - Hayward, CA PDM Steel Service Centers, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Ser
A Reliance Metalcenter - San Diego, CA Reliance Metalcenter - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company
Co. - El Cajon, CA Tube Service Co. - Milpitas, CA Tube Service Co. - Santa Fe Springs, CA United Alloys Aircraft Metals - Vernon, CA Valex Corp. - Santa Clar
A Engbar Pipe & Steel Co. - Denver, CO Reliance Metalcenter - Colorado Springs, CO Tube Service Co. - Denver, CO Chatham Steel Corporation - Jacksonvill
ion - Orlando, FL Metalcenter - Santa Fe Springs, CA Phoenix Corporation - Tampa, FL AMI Metals, Inc. - Atlanta, GA Chatham Steel Corporation - Savannal
npany - Atlanta, GA Phoenix Corporation - Norcross, GA Hagerty Steel & Aluminum Company - Peoria, IL Liebovich Bros., Inc. - Rockford, IL Liebovich Cus
ark, IL Liebovich Steel & Aluminum Company - Rockford, IL Liebovich/PDM Steel & Aluminum Co. - Cedar Rapids, IA Viking Materials of Illinois - Franklin
- Minneapolis, MN AMI Metals, Inc. - Wichita, KS Reliance Metalcenter - Wichita, KS Aluminum and Stainless, Inc. - Lafayette, LA Aluminum and Stainless,
ett Sheppard Steel Co., Inc. - Baltimore, MD Good Metals, Inc. - Wyoming, MI Architectural Metals - Loves Park, IL PDM Steel Service Centers, Inc. - Spark
boro, NJ Reliance Metalcenter - Albuquerque, NM Reliance Steel Company - Albuquerque, NM Chatham Steel Corporation - Durham, NC Phoenix Corporat
ar - Greensboro, NC Service Steel Aerospace Corp. - Massillon, OH American Steel, L.L.C. - Portland, OR Reliance Metalcenter - Portland, OR Tube Service
rp. - Portland, OR Allegheny Steel Distributors, Inc. - Indianola, PA Toma Metals, Inc. - Johnstown, PA Valex Corp. - Allentown, PA Chatham Steel Corporat
l & Supply Company, Inc. - Spartanburg, SC AMI Metals, Inc. - Brentwood, TN East Tennessee Steel Supply - Morristown, TN Phoenix Corporation - Brentu
ply Company, Inc. - Chattanooga, TN Siskin Steel & Supply Company, Inc. - Nashville, TN AMI Metals, Inc. - Fort Worth, TX Arrow Metals - Garland, TX Reli
Reliance Metalcenter - Houston, TX Reliance Metalcenter - San Antonio, TX Valex Corp. - Austin, TX Affiliated Metals - Salt Lake City, UT IMS Steel Co.
Steel Service Centers, Inc. - Spanish Fork, UT Reliance Metalcenter - Salt Lake City, UT AMI Metals, Inc. - Algona, WA American Steel, L.L.C. - Kent, WA Br
PDM Steel Service Centers, Inc. - Woodland, WA Service Steel Aerospace Corp. - Tacoma, WA Valex S.A.R.L. - Fuveau, France Valex Korea Co., Ltd. - Seou
m Steel Corporation - Birmingham, AL Phoenix Corporation - Birmingham, AL Siskin Steel & Supply Company, Inc. - Birmingham, AL Bralco Metals - Phoeni
hoenix, AZ Tube Service Co. - Phoenix, AZ Valex Corp. - Tempe, AZ AMI Metals, Inc. - Fontana, CA American Metals Corporation - Fresno, CA American Me
g, CA American Metals Corporation - W. Sacramento, CA Bralco Metals - La Mirada, CA CCC Steel, Inc. - Rancho Dominguez, CA Lusk Metals - Hayward, CA
enters, Inc. - Fresno, CA PDM Steel Service Centers, Inc. - Santa Clara, CA PDM Steel Service Centers, Inc. - Stockton, CA Reliance Metalcenter - San Dieg
r - Union City, CA Reliance Steel & Aluminum Co. - Los Angeles, CA Reliance Steel Company - Los Angeles, CA Tube Service Co. - El Cajon, CA Tube Service

RELIANCE STEEL & ALUMINUM CO.

350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071
(213) 687.7700
www.rsac.com